05059922

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

P.E. 6/30/05

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

SEC MAIL RECEIVED PROCESSING
JUL 05 2005
WASH, D.C. 192 SECTION

For the month of June, 2005

Commission File Number 1-7616

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PROCESSED
JUL 07 2005 E
THOMSON
FINANCIAL

This report on Form 6-K contains the following:

1. The Annual Report 2005 to shareholders, prepared on a consolidated basis for the fiscal year ended March 31, 2005.

Pioneer sound.vision.soul


CHALLENGING PERSPECTIVES
Pioneer

Pioneer Annual Report 2005

Year ended March 31, 2005

Challenging Perspectives

Tides shift. Times change. Success in the long term requires continual readjustment.

Pioneer aims to meet the challenge by focusing on the big picture. The Company remains committed to performance that is broad, deep and steadfast throughout the core plasma display, DVD and car AV businesses.

In the 21st century, focus this consistent is essential for weathering the storms of a fast-moving world and emerging stronger from every experience. To capitalize better on the evolution of entertainment and information technologies at home and on the road, we are determined to consolidate our strengths and innovations to rise above every obstacle.

Determination and appropriate action can overcome adverse conditions. Our strength lies in our ability to create and adapt to new developments. As always, our perspective is flexible, yet our passion remains fixed on moving the heart and touching the soul.







Corporate Profile

Pioneer Corporation, founded as an audio speaker manufacturer in 1938, has grown into a group of companies working globally to offer innovative electronics products for consumer and business use. The Company applies high technology across a broad spectrum of electronics equipment ranging from interactive cable TV systems, laser discs and GPS car navigation systems to DVD players and recorders, plasma displays and organic light-emitting diode (OLED) displays.

To realize the Pioneer Group's philosophy to "Move the Heart and Touch the Soul," we defined our vision as an "Entertainment-Creating Company," and devised the slogan ***sound.vision.soul*** to communicate our philosophy to customers and shareholders around the world. We aim to become a company that adds the value of joy, comfort and convenience to our products in the same way that we continually enhance the value of superior picture and sound quality.

Pioneer Group Charter for Corporate Operations

According to the Pioneer Group's philosophy to "Move the Heart and Touch the Soul," we at Pioneer aim to keep creating new markets and operating with integrity. In our quest to win our customers' confidence and be good corporate citizens, we will ensure that our corporate activities are consistent with the highest ethical standards.

- We will provide useful, reliable, safe products and services.
- We will operate fairly with respect for social justice.
- We will continue efforts to conserve the Earth's environment.
- We will strive for fair disclosure of our corporate activities.
- We will manage risk to deal with unexpected occurrences as quickly and sincerely as possible.
- We will manage and protect our assets and rights.
- We will try to contribute to society from a global perspective.
- We will always aim to conduct corporate activities with respect for human rights.

Table of Contents

Financial Highlights

Pioneer Corporation and Subsidiaries
Year ended March 31

In millions of yen and thousands of U.S. dollars except per share information

	Yen			% Change 2005/2004	U.S. Dollars
	2003	2004	2005		2005
Operating revenue	¥677,259	¥700,885	¥733,648	+4.7%	$6,856,523
Income (loss) from continuing operations	15,942	20,363	(8,789)		(82,140)
Net income (loss)	16,078	24,838	(8,789)		(82,140)
Per share of common stock and per American Depositary Share:					
Income (loss) from continuing operations	89.48	116.07	(50.11)		(0.47)
Net income (loss)	90.24	141.58	(50.11)		(0.47)
Cash dividends	17.50	25.00	25.00		0.23
Net cash provided by operating activities	91,509	60,378	19,946		186,411
Net cash used in investing activities	(35,228)	(52,754)	(93,516)		(873,981)
Net cash provided by (used in) financing activities	(34,680)	51,827	(4,019)		(37,561)
Total assets	647,029	722,542	725,167		6,777,262
Shareholders' equity	318,393	332,938	332,239		3,105,037

Note: All dollar figures herein refer to U.S. currency unless otherwise specified. The dollar amounts in this report represent translation of yen, for convenience only, at the rate of ¥107=U.S. $1.00, the approximate current rate prevailing on March 31, 2005.

See Note 1 of Notes to Consolidated Financial Statements from pages 38 to 42 for this presentation.

Operating Revenue


(Billion ¥)
800
600
400
200
0
'03
'04
'05

Income (Loss)


(Billion ¥)
30
20
10
0
-10
'03
'04
'05
Income (loss) from continuing operations
Net income (loss)

Cash Flows


(Billion ¥)
100
50
0
-50
-100
'03
'04
'05
Cash flows from operating activities
Cash flows from investing activities
Free cash flows
(Cash flows from operating activities + Cash flows from investing activities)



Letter to Shareholders

The fiscal year 2005 ended March 31, 2005 was a very difficult year for us. Consolidated operating revenue was ¥733.6 billion (US$6,856.5 million), up 4.7% over the previous year, mainly due to increased sales of plasma displays worldwide and DVD recorders overseas, despite decreased sales worldwide of recordable DVD drives and audio products. As for profit, however, we posted net loss of ¥8.8 billion (US$82.1 million), compared with net income of ¥24.8 billion in the previous year, due primarily to decreased gross profit margin as a result of intensified price competition for our major products, such as plasma displays and DVD recorders, impairment losses of the carrying value of certain production facilities and losses associated with Pioneer's decision not to sell cable TV set-top boxes in North America.

Net cash provided by operating activities was ¥19.9 billion (US$186.4 million), mainly attributable to the net loss of ¥8.8 billion (US$82.1 million) posted this year, compared with net income of ¥24.8 billion for the previous year. Net cash used in investing activities was ¥93.5 billion (US$874.0 million), mainly due to the acquisition of a plasma display production subsidiary and increased capital expenditures to expand the capacity to produce plasma displays. During the year, ¥4.0 billion (US$37.6 million) was used in financial activities which included dividend payments, repurchase of Pioneer shares and reduction of capital lease obligations.

We declared a year-end cash dividend of ¥12.5 (US$0.12) per share of common stock, the same amount as in the previous year. Adding this to the interim dividend brings the total annual cash dividend to ¥25 (US$0.23), the same amount as in the previous year.

The business environment remains severe, characterized by uncertain economic conditions in our major markets of Japan, North America and Europe, lower prices and stronger competition in our major product categories and exchange rate fluctuations. To cope with the situation and to recover profitability quickly, we are moving ahead with cost reduction efforts among the group companies. At the same time, we are focusing our resources in our strategic plasma display, DVD and car electronics businesses.

As seen on page 7 in "Management Efficiency Measures," we are reviewing our production system and cutting the number of models in our lineups to reduce costs on a global scale. In addition, we are reducing inventory in the entire process from parts procurement to marketing. We will also adjust staffing to more appropriate levels throughout the group companies.

In our plasma display business, we will further enhance our products' competitiveness and reduce costs by integrating our technologies with those of our new manufacturing subsidiary which joined the Pioneer Group in autumn 2004, thereby raising the yield rate and reducing the number of parts.

In the DVD business, although the market for DVD recorders and PC-use recordable DVD drives is rapidly growing, prices are sharply falling and competition is getting more intense. We are accelerating new product development cycles while continuing to reduce costs by integrating production in China and increasing sales of drive units for DVD recorders to other manufacturers on an OEM basis.

Our car electronics business aims to widen its lead in the consumer and OEM markets. We plan to expand our car navigation system business in Europe and North America, while maintaining our car audio product sales activity in growing markets such as China and Central and South America.

Under these difficult conditions, all of us are dedicated to refocus our Company's strengths by revitalizing our core values and reasserting our brand. We appreciate the continued support of Pioneer shareholders in our ongoing effort to overcome current difficulties and regain momentum toward long-term growth.

Sincerely yours,



Kanya Matsumoto
Chairman and Representative Director



Kaneo Ito
President and Representative Director

June 29, 2005

Management Efficiency Measures

For fiscal 2005 ended March 31, 2005, the Company recorded net loss after eight consecutive years of profits, due to fierce competition beyond its projections. Measures have already been implemented with the aim of putting the Company back on a profitable track, and some of these have already been put into action throughout production, marketing, distribution and administration.

Q: What strategies are being carried out to cut production costs?

A: First, we are reviewing our global production systems. For the past several years, we have been accelerating the shift to overseas production. We now plan to shift from our emphasis on overseas manufacturing and focus more on an efficient response to fast-changing markets. We plan to consolidate our production sites and aim to reduce them from 40 to approximately 30 worldwide. Next, we plan to reform product planning and development processes, aiming to cut total product model offerings by 10%, thereby reducing manpower and costs required for product development. We will also attempt to reduce the number of required parts. In addition, we plan to unify IT infrastructure for product planning, designing, manufacturing and marketing to enable us to minimize product development time, as well as cut costs.

Q: What does the Company think about shifting production to China?

A: As part of our global production systems, production in China will continue to be an important factor to enhance efficiency and cut costs. Although the degree of cost reduction due to the shift to China varies among products, low-end car CD tuners and DVD players are produced in China at 20% less cost than in Japan. The Company intends to enhance production in China including local procurement of materials and parts. As the shift continues, production in Europe, North America, Southeast Asia and Japan may be reviewed and consolidated. With respect to production in Japan, we plan to focus on plasma displays, hard disk drive (HDD) car navigation systems, organic light-emitting diode (OLED) displays and other value-added products.

Q: Efficient control of inventory is vital for electronics makers. Does the Company have efficiency enhancement plans?

A: Pioneer has been advancing Supply Chain Management. The Company introduced its SCM system in fiscal 2004 in order to review the entire process from parts procurement to sales, and to enable inventory control on a weekly basis. During fiscal 2005, however, the system did not function as planned, as insufficient system training led to an inventory increase. Thorough review of the system and process is under way worldwide to shorten the lead time and reduce inventory. The Company hopes to improve inventory turnover from 52 days as of the end of fiscal 2005 to about 43 days toward the end of fiscal 2006.

Q: How does the Company plan to improve overhead efficiency?

A: Through the most appropriate assignment of people to its high-priority businesses. Pioneer is reviewing its organizational structure and plans to make strategic reassignments. We plan to reassess staffing levels to include temp staff and Japanese employees stationed overseas. The number of Pioneer Group's employees was approximately 39,000 worldwide on a consolidated basis in March 2005. The Company plans to cut this number by about 2,000 through measures such as consolidation of production bases.

Q: In 1998, Pioneer created a midterm business plan. What does the Company say about the plan?

A: To our regret, we must say we expect difficulties in achieving the financial targets of the plan on schedule. Fiscal 2006, the period remaining in this midterm plan, will be a particularly important year for us to return to growth. During fiscal 2006, although we expect to see further falls in prices of major products such as plasma displays and DVD recorders, we intend to advance our plans to cut costs, control inventory, launch attractive products, curtail unprofitable products and streamline our product lineup. Management is resolved to enhance profitability by applying its very best efforts.

Financial Position

Earnings (Loss) per Share



(¥)
150
100
50
0
-50
'03
'04
'05
Income (loss) from continuing operations per share
Net income (loss) per share

Capital Expenditures & Depreciation



(Billion ¥)
80
60
40
20
0
'03
'04
'05
Capital expenditures
Depreciation and amortization

Cash Dividends per Share



(¥)
25
20
15
10
5
0
'03
'04
'05

Borrowings



(Billion ¥)
150
120
90
60
30
0
'03
'04
'05
Short-term borrowings and current portion of long-term debt
Long-term debt

ROE & ROA



(%)
8
6
4
2
0
-2
-4
'03
'04
'05
ROE (Return on equity)
ROA (Return on assets)

Total Assets & Shareholders' Equity



(Billion ¥)
800
600
400
200
0
49%
46%
46%
'03
'04
'05
Total assets
Shareholders' equity
Shareholders' equity ratio

Review of Operations

Business Segments

Home Electronics

(Billion ¥)


Revenue
Income
300
200
100
0
20
0
-20
'03
'04
'05

▭ Operating revenue
▭ Income (loss)

HOME ELECTRONICS

Home Electronics sales increased 7.0% to ¥301.2 billion (US$2,815.2 million) from the previous year. In Japan, sales increased by 11.6% to ¥88.0 billion (US$822.0 million), primarily due to a large increase in sales of plasma displays, including the expansion of our OEM (original equipment manufacturing) product sales, despite decreased sales of recordable DVD drives for personal computers (PCs), DVD recorders and audio products. Overseas sales also rose 5.2% to ¥213.3 billion (US$1,993.2 million), due to an increase in sales worldwide of plasma displays and DVD recorders, despite a decrease in sales of audio products and DVD players worldwide, recordable DVD drives in Europe and North America, as well as our withdrawal from the cable TV set-top box business in North America.

This segment registered loss of ¥22.1 billion (US$206.8 million), compared with income of ¥3.2 billion in the previous year. Despite increased sales, both in Japan and overseas, lower prices for DVD products, AV systems and plasma displays had decreased gross profit margins. In addition, costs for clearing out inventory for cable TV set-top boxes in North America adversely affected profitability.

○DVD Players ○DVD Recorders ○Recordable DVD Drives ○DVD-ROM Drives ○Home-use Plasma Displays ○Stereo Systems ○Individual Stereo Components ○Equipment for Cable TV Systems ○Telephones, and others

Car Electronics

(Billion ¥)


Revenue
Income
300
200
100
0
40
20
0
'03
'04
'05

▭ Operating revenue
▭ Income

CAR ELECTRONICS

Car Electronics sales increased to ¥303.4 billion (US$2,835.6 million), up 3.8% from the previous year. In Japan, sales decreased 1.2% to ¥120.3 billion (US$1,123.9 million), influenced by decreased sales of car navigation systems in the consumer market. This offset an increase in sales of car navigation systems in the OEM market, reflecting shifting demand from the consumer market to the OEM market. Overseas sales increased 7.4% to ¥183.2 billion (US$1,711.7 million), due to increased sales of car audio products to the OEM market and car navigation systems in Europe and North America, and of car audio products to the consumer market in Central and South America, despite decreased sales of car audio products for the consumer market in Europe and North America.

This segment posted income of ¥18.6 billion (US$173.7 million), down 38.0% from ¥30.0 billion in the previous year. Sales increased in the OEM market, but the gross profit margins decreased for car navigation systems in the consumer market in Japan, while the prices of car CD players dropped worldwide.

○Car Stereos ○Car AV Systems ○Car Speakers ○Car Navigation Systems, and others

PATENT LICENSING

Royalty revenue from Patent Licensing decreased 13.4% from the previous year to ¥10.2 billion (US$95.7 million), reflecting the expiration of patents included in a larger portfolio of patents licensed to the optical disc industry.

Income decreased to ¥9.4 billion (US$87.7 million) from ¥11.4 billion in the previous year, reflecting a decline in royalty revenue.

◦Licensing of Patents Related to Laser Optical Disc Technologies, and others

OTHERS

Others sales increased 2.9% from the previous year to ¥118.8 billion (US$1,110.0 million). In Japan, sales decreased by 14.1% to ¥53.9 billion (US$504.1 million), primarily due to a decrease in sales of organic light-emitting diode (OLED) display panels and a sales shift from Japan to China of semiconductors for laser pickups, despite an increase in sales of factory automation (FA) systems. Overseas, sales were up 23.3% to ¥64.8 billion (US$606.0 million), primarily due to increased sales in China of devices for cellular phones and semiconductors for laser pickups and in Asia of speaker devices for cellular phones, despite decreased sales in North America and Europe of plasma displays for business use.

This segment recorded loss of ¥0.3 billion (US$27.9 million), compared to income of ¥2.3 billion in the previous year. Profitability improved for FA systems due to increased sales. However, profitability of business-use plasma displays and OLED display panels was adversely affected by a decrease in their sales and resulted in the overall segment loss.

◦Business-use Plasma Displays ◦Business-use AV Systems ◦Organic Light-Emitting Diode (OLED) Display Panels ◦Factory Automation Systems ◦Electronics Devices and Parts, and others

PATENT LICENSING



(Billion ¥)
Revenue
Income
20
15
10
5
0
'03
'04
'05
Operating revenue
Income

OTHERS



(Billion ¥)
Revenue
Income
150
100
50
0
5
0
-5
'03
'04
'05
Operating revenue
Income (loss)

Geographic Markets (Operating Revenue)

JAPAN



(Billion ¥)
300
200
100
0
'03
'04
'05

NORTH AMERICA



(Billion ¥)
300
200
100
0
'03
'04
'05

EUROPE



(Billion ¥)
300
200
100
0
'03
'04
'05

OTHER REGIONS



(Billion ¥)
300
200
100
0
'03
'04
'05



Growth Businesses

Although we had a difficult year in fiscal 2005 and many challenges lie ahead, our businesses of plasma displays, DVD products and car navigation systems have the potential to grow. In order to reassert our brand's power and regain profitability, we intend to focus on these major products that provide the kinds of experiences that the most discerning customers desire.

Plasma Displays — *Putting Together Pictures of Rare Refinement*

The Market Expands

The plasma display market in Japan, North America and Europe is booming, and is expected to expand rapidly in other regions of the world, as well.

TV broadcasting is now shifting from analog to digital worldwide. This encourages customers to replace their TV sets with new ones featuring digital tuners, and increases demand for large-screen, high-quality displays. Pioneer plasma displays are excellent solutions.

High-resolution TV viewing with large screens is expected to grow as technologies for digital discs evolve and digital broadcast content becomes more abundant. Digital high-definition TV (HDTV) broadcasting has already started in North America, Europe and Japan. Anticipating these developments, Pioneer has been refining its digital and high-resolution video media and interface technology for years. Such leadership makes Pioneer plasma display picture quality unparalleled, especially since these flat-panel displays are superior in terms of high resolution, natural colors and quick response to rapid image movement. We will thus focus on higher-quality XGA (extended graphics array)-type plasma displays with screens over 40 inches, suitable for digital HDTV broadcasting as well as next-generation digital HD optical disc software playback.

The shift from analog to digital and on to HDTV broadcasting will continue. This will increase the demand for and the presence of our plasma displays in the world's markets. Also, we hope that televised sporting events such as the upcoming 2006 FIFA World Cup Germany™ championship and the 2008 Beijing Olympic Games will further stimulate demand.

Production Capacity Increased

In autumn 2004, we took two major steps in our plasma display business. First, the Pioneer Group's Yamanashi Plant completed construction of a new production line, which was the fourth plasma display production line for the Pioneer Group. In this new line, the capacities of output volume and manufacturing efficiency were greatly increased. For example, panel production time per unit was reduced to one-third, compared with our other current lines. Then, Pioneer acquired a plasma display manufacturing company from NEC Corporation, and renamed it Pioneer Plasma Display Corporation (PPD). This enabled Pioneer in autumn 2004 to start shipping the PDP-615PRO 61-inch plasma display — the largest plasma display model that we have ever offered — from PPD's Kagoshima Plant.

These events increased Pioneer's leading expertise in this field and almost doubled the Company's plasma display production capacity to about 1.1 million units a year. This expansion takes advantage of superior economies of scale and will further raise the production yield ratio.

The acquisition has another significant benefit — the integration of our current technologies and those of PPD, which is essential to enhance quality and reduce production costs further. Pioneer has innovated technologies such as "first surface color filter" and "advanced continuous emission," which are designed to create better picture quality. PPD also has unique technologies to manufacture panels of various sizes from single large panes of glass. For example, three 42-inch panels can be made from one large pane to speed up manufacturing, enhance yield ratio and minimize costs. Integration of these technological benefits will enhance product competitiveness and expansion of the plasma display business.



Our 50-inch XGA plasma display with digital terrestrial TV tuner is highly praised in the market for picture quality.



In September 2004, a new line was completed at the Yamanashi Plant of Pioneer Display Products Corporation (DPC).


Pioneer

In September 2004, Pioneer Plasma Display Corporation (PPD) started as a member of the Pioneer Group. PPD's Kagoshima Plant is shown.

For cost reduction, we plan to adopt new Single Scan technology which simplifies product design and reduces the number of parts. For upcoming models, we plan to reduce parts further by about 25%. We will also improve the whole production process. At present, different panel sizes are being manufactured at each of our six production lines. We aim to streamline production by shifting to a "one size per line" system for higher production efficiency. These measures will help us achieve our goal to reduce costs by 30% per year.

Pioneer Plasma Displays Are as Power-Efficient as LCDs

After launching the first plasma displays in 1997, we have often been asked, "Don't plasma displays consume more power than other displays?" Now the answer is, "No, they do not." Thanks to considerable research and development that went into making Pioneer displays more energy-efficient, the Pioneer PDP-435SX 43-inch plasma display's power consumption is rated at 306 watts, or about as much energy as a regular 40-inch LCD (liquid-crystal display) consumes.

Along with low power consumption, Pioneer plasma displays offer quick image signal response, wide viewing angle range and high-contrast reproduction of dark scenes to degrees rarely matched by typical LCDs. Plasma displays are also generally less costly to produce than LCDs of 40 inches and larger.

Toward Even Higher Quality

Pioneer is developing more advanced, new plasma displays with 1,920 x 1,080 pixels for reproducing full-specification HD video images. During fiscal 2006, we plan to exhibit prototypes with screens of 50 inches or over at some global exhibitions. The product is targeted to launch in 2006, in time for consumers to view the 2006 FIFA World Cup Germany™ championship finals through the super-high-quality pictures that this model will provide. Such big events are expected to boost demand for large-screen TVs.



The PDP-615PRO — the first Pioneer-brand 61-inch plasma display — was shipped from the Kagoshima Plant in the autumn of 2004.

Demand for Plasma Displays
(Thousand units; calendar year)


8,000
6,000
4,000
2,000
0
'03
'04
'05
'06
'07
Japan
North America
Europe
Other Regions

Data: Japan Electronics and Information Technology Industries Association (JEITA)

Panel Production Plan for "One Size per Line" System


FY 2005
FY 2006
FY 2007
DPC
Line 1
50"
Line 2
50"/43"
Line 3
50"/43"
Line 4
43"
PPD
Line 5
61"/42"
Line 6
50"/42"
Transition
Lines for 61"
Lines for 50"
Lines for 42"

DVD Recorders/Recordable DVD Drives — *At the Crossroads of Progress*

Although the DVD recorder market is expanding and our sales in it are increasing, Pioneer, beset by falling prices, a crowded market and evolving product functionality, has found it difficult to maintain a competitive advantage in this business. In order to regain competitiveness, we plan to shorten the development time by 30% by renovating IT infrastructure and enhancing software development efficiency. We aim for twice-a-year launches of new models simultaneously worldwide. We hope to cut manufacturing lead time and reduce inventory through a new production system which integrates all stages of DVD product manufacturing, from laser pickups to finished products, at our Dongguan facilities in China. We will thereby reduce costs and release attractive products that meet customer demands.

Our recordable DVD drives for personal computers generate sales, but competitors in Taiwan and South Korea are dropping prices aggressively on increasingly competitive products, so we cannot expect a return to earlier levels of high profitability. We do, however, seek to increase our share and maintain profit margins for these products, as we plan to focus on slim drives for notebook computers and sell more drives to both the OEM market and the consumer market worldwide. We will also take advantage of the strong synergy between our recordable DVD drive business and our home-use DVD recorder business.

In our device business, our drive units for DVD recorders, mainly for electric appliance manufacturers on an OEM basis, but also for Pioneer brand products, currently command a 30% share of the market. We plan to double these sales. As for laser pickups, the key parts for DVD products, we also aim to expand sales of both recordable and read-only types.



The DVR-555H, our new DVD recorder with 250-gigabyte HDD, features a function for dual-layer (DL) recording of up to 24 hours on a single-sided DVD-R DL disc. A USB terminal enables connection to a printer or a digital camera.



The DVR-A09 series of recordable DVD drives, marketed worldwide can store data in the DVD-R/+R and DVD-RW/+RW formats. Dual-layer mode for DVD-R/+R is also available on the drives for extended data storage capacity.

Car Navigation Systems — *On Track to Destinations Worldwide*

Pioneer successfully started its car navigation system sales operations in North America and Europe in March 2004, just as the business began to show strong signs of global expansion. In North America, a new model was introduced in spring 2005 which can receive real-time traffic information via digital satellite radio and suggest routes on a map accordingly, to avoid heavy traffic and other obstacles. This new model is exceptionally popular among consumers. In Europe, where arrow-type navigation systems have been prevalent, Pioneer introduced a sophisticated map-type system which is attracting praise among consumers for its advanced features and superior convenience. In 2006, we also plan to introduce car navigation systems in China.

In Japan, demand for car navigation systems has been shifting from the consumer market to the OEM market for automobile makers, which has the potential to grow significantly. In such a market, car navigation systems evolve to play a more important role by integrating with basic automobile functions such as control of running, turning and stopping. These systems are now merging with rearview camera, night vision and other devices, and require enhanced reliability. Following this trend, Pioneer is starting to integrate functions for car navigation, audio/video control and information gathering inside and outside the vehicle, creating systems that are compatible with both home and mobile environments. Here, Pioneer is at the forefront of innovation, capitalizing on the competence it has established in the consumer market.



The Pioneer AVIC-N2 car navigation system for North America is a true navigation system that can display traffic information on maps from traffic services available 24 hours per day on digital satellite radio.

Research and Development

As technology accelerates, so does Pioneer research and development. Our focus on high-density recording, flat panel displays, digital signal processing, information/ communication technologies, and core LSIs advances innovation that leads to better products and services.

R&D Expenses



(Billion ¥)
60
40
20
0
6.70%
7.35%
7.62%
'03
'04
'05
R&D expenses
As % of operating revenue





Researchers at a Pioneer laboratory conduct experiments to make displays more light, flexible and durable. A transparent sheet *(left)* used in this display prototype is produced from a polymer reinforced with networks of bacterial nanofibers of a fermented food, *nata de coco (in jar pictured above)*.

Venturing to Innovate Flexible Displays

The Integrative Industry-Academia Partnership, including Mitsubishi Chemical Corporation, Rohm Co., Ltd. and Pioneer Corporation, with Kyoto University at the core, has developed two components for flexible displays: an organic light-emitting transistor (OLET) and the world's first transparent substrate made of Bio Nanofiber with a low thermal expansion coefficient. Pioneer's expertise in organic electronics devices has greatly contributed to this development.

The OLET has an electroluminescence (EL) function built into an organic transistor. Due to its embedded driver transistors and light-emitting devices, a display device comprised of OLETs requires substantially fewer components than a conventional organic EL display.

The substrate, Bio Nanofiber Composite, reinforces transparent polymer with microscopic nanofibers derived from bacteria. It features a low thermal expansion to prevent circuit breakage or damage in the circuit mounting process.

These innovations not only hold great promise to make display devices more light, flexible and durable; they also come at an opportune time for the next digital generation of new mobile devices, e-books, e-newspapers, e-posters and other display products coming through the commercial pipeline to gain traction in the global marketplace.

Raising the Standard of Video Data Compression

H.264, also known as MPEG-4 AVC, is a new standard of digital video compression format, resulting from a joint project between two international organizations known as ITU-T and ISO/IEC.

Compressing data at double the density of the current MPEG-2 format, the new codec H.264 makes a more suitable format for high-density, large-volume digital content, and is expected to play an important role in the expansion of such next-generation media as Blu-ray Disc, high-definition TV (HDTV) broadcasting in Europe and digital terrestrial TV broadcasting for mobile communications devices in Japan.

At the International Consumer Electronics Show held in Las Vegas in January 2005, Pioneer earned accolades for demonstrating an H.264 encoder system prototype, featuring real-time encoding of full-specification HD video into H.264 signals.

The Company is advancing the standardization of European HDTV by helping the European Broadcasting Union evaluate the quality of their H.264 system HDTV broadcasting.

ITU-T: International Telecommunications Union — Telecommunication Standardization Sector
ISO: International Organization for Standardization
IEC: International Electrotechnical Commission

3D floating vision



The prototype of "3D Floating Vision" system offers a virtual view of floating images on screens measuring approx. four inches diagonally.


Display
Micro lens array
3D image

"3D Floating Vision" Gains Massive Presence

To this day, people wear eyeglass-type viewers to enjoy 3-dimensional effects from projected images. Recent progress at Pioneer has led to a breakthrough. The Company's development of the "3D Floating Vision" system, designed for personal visual entertainment, offers a heightened sensation of virtual presence to the naked eye and an enhanced user interface. Also, it requires no glasses and does not cause eyestrain.

A combination of hardware and software enables 3D vision creation using an array of micro lenses to project pictures that appear to be suspended in mid-air. Furthermore, customized system software enhances high-precision detailing of video content to fine-tune image size, shadow, gradation, contrast and various other elements.

Pioneer's prototype generated high praise and widespread attention when exhibited in October 2004 at CEATEC (Combined Exhibition of Advanced Technologies) JAPAN — one of the nation's largest exhibitions for the communication, information and video industries.



Environmental Solutions

According to its philosophy to preserve and improve the environment for posterity, the Pioneer Group is committed to conservation of energy and other natural resources, among various global initiatives. Our environmental policy does more than comply with all relevant laws and regulations. It is integral to our research and development, product design, manufacture and distribution, parts procurement from suppliers, as well as all of our other operations.

Pioneer Plasma Display Wins Prize for Energy Efficiency

Pioneer is paving a path to continued leadership with more brilliant products, such as the PDP-435SX. This 43-inch digital high-definition plasma display, launched in July 2004, won the Chairman's Award, 2004 Energy Conservation Grand Prize from the Energy Conservation Center, Japan (ECCJ) for outstanding energy-saving performance. As the first large-screen flat-panel TV in the industry to earn this honor, it sets an environmental standard that appeals to a growing portion of this high-end market.

Pioneer built in technologies such as "deep encased cell structure" that efficiently converts electricity to light and "first surface color filter" without front glass for more energy-saving transmission and lighter weight. As a result, the PDP-435SX consumes only 306 watts of power and creates brighter, higher-quality pictures. At the awards, ECCJ distinguished the display for "achieving energy-saving levels even equivalent to those of LCDs."




省エネ大賞
PDP-435SX

Pioneer products save energy without compromising picture quality. Our 43-inch PDP-435SX digital HD plasma display won the ECCJ Chairman's Award, 2004 Energy Conservation Grand Prize, becoming the first large-screen flat-panel display to win the prize.

Outrunning EU Rules for a Greener Tomorrow

Pioneer has a great head start in preparing for the European Union's RoHS (Restriction of Hazardous Substances) Directive. This directive, to take effect in 2006, prohibits use of six EHS (Environmentally Hazardous Substances) including lead, mercury and cadmium, in electric and electronic equipment. The Company is already implementing restrictions in accordance with its guidelines aimed at "no negative input," "no negative output" and "no negative use" of such materials. The process involves reviewing more than 70,000 parts throughout the range of Pioneer products.

To help parts suppliers check for the presence of EHS in their products, Pioneer provides them with equipment, facilities and expertise for EHS analysis. At Pioneer's Kawagoe Plant, they can screen for EHS using a sophisticated energy dispersive X-ray fluorescence spectrometer before product assembly.

With disciplined management, Pioneer not only surpasses EU requirements such as those in the RoHS Directive, but also advances the interests of its OEM business and other clients who are gearing up to "go green." Environment-friendly design, procurement and purchasing go a long way toward "caring for our customers while caring for our world" — a core objective of all Pioneer Group endeavors.


Pioneer sound.vision.soul
ENVIRONMENTAL REPORT
2005

Environmental Report 2005

Making Optical Discs from Cornstarch

Pioneer has always strived for entertainment to sustain the soul. Now, the Company is innovating recording and playback media that can help to sustain the environment.

By creating the world's first next-generation large-capacity write-once Blu-ray Disc prototype based on cornstarch, Pioneer is advancing a concept that promises to benefit nature in several ways.

Replacement of conventional petroleum-based discs with cornstarch-based discs will reduce consumption of limited fossil fuel resources. Moreover, the cornstarch base is produced via photosynthesis, which consumes carbon dioxide and thereby promotes reduction of global warming. An ear of corn is expected to yield about 10 discs. Also, the discs exert far less environmental impact after they are discarded than discs currently on the market.

The development marks another advance in Pioneer's quest to make business growth and environmental progress perfectly complementary.

The development of write-once Blu-ray Disc prototypes made of cornstarch resin *(pictured to the right of the discs)* is evidence of our dedication to environmental conservation.



Management (As of June 29, 2005)



Chairman
and Representative Director
Kanya Matsumoto



President
and Representative Director
Kaneo Ito



Executive Vice President
and Representative Director
Tamihiko Sudo



Senior Managing Director
and Representative Director
Akira Niijima



Senior Managing Director
and Representative Director
Hajime Ishizuka

SENIOR MANAGING DIRECTOR
Osamu Yamada

MANAGING DIRECTORS
Tadahiro Yamaguchi
Satoshi Matsumoto
Koichi Shimizu
Yoichi Sato
Akira Haeno

DIRECTORS
Tatsuhiro Ishikawa
Shunichi Sato

SENIOR MANAGING EXECUTIVE OFFICERS
Masaru Saotome
Kazunori Yamamoto

SENIOR EXECUTIVE OFFICERS
Seiichiro Kurihara
Masao Kawabata
Yoshio Taniyama
Hideki Okayasu

EXECUTIVE OFFICERS
Buntarou Nishikawa
Osamu Takada
Sumitaka Matsumura
Chojuro Yamamitsu
Kenji Sato
Susumu Kotani
Tsutomu Haga
Kenji Tokuyama
Kaoru Sato
Keiichi Yamauchi
Kazumi Kuriyama

CORPORATE AUDITORS
Makoto Koshiba*
Shinji Yasuda*
Terumichi Tsuchida
Isao Moriya
Keiichi Nishikido

*full time

FINANCIAL SECTION

Five-Year Summary of Operations

Pioneer Corporation and Subsidiaries
Year ended March 31

In millions of yen and thousands of U.S. dollars except per share information	2001	2002	2003	2004	Yen 2005	U.S. Dollars 2005
Operating revenue:						
Net sales	¥589,641	¥612,189	¥664,675	¥689,064	¥723,411	$6,760,850
Royalty revenue	20,530	17,588	12,584	11,821	10,237	95,673
Total	610,171	629,777	677,259	700,885	733,648	6,856,523
Income (loss) from continuing operations	18,351	7,482	15,942	20,363	(8,789)	(82,140)
Income (loss) from discontinued operations, net of tax	(53)	565	136	4,475	–	–
Net income (loss)	18,298	8,047	16,078	24,838	(8,789)	(82,140)
Per share of common stock and per American Depositary Share:						
Income (loss) from continuing operations:						
Basic	102.06	41.56	89.48	116.07	(50.11)	(0.47)
Diluted	102.00	41.55	89.48	115.18	(50.11)	(0.47)
Net income (loss):						
Basic	101.76	44.70	90.24	141.58	(50.11)	(0.47)
Diluted	101.70	44.69	90.24	140.52	(50.11)	(0.47)
Cash dividends declared	15.00	15.00	17.50	25.00	25.00	0.23
Capital expenditures	41,944	46,909	40,493	57,978	63,866	596,879
Depreciation and amortization	32,329	36,666	36,238	40,911	46,990	439,159
Research and development expenses	37,105	39,050	45,388	51,483	55,897	522,402
Total assets	605,156	645,129	647,029	722,542	725,167	6,777,262
Borrowings:						
Short-term borrowings and current portion of long-term debt	45,567	48,418	30,867	27,837	52,428	489,982
Long-term debt	38,304	35,677	32,196	89,691	81,219	759,056
Total	83,871	84,095	63,063	117,528	133,647	1,249,038
Common stock	48,843	49,049	49,049	49,049	49,049	458,402
Shareholders' equity	336,995	347,003	318,393	332,938	332,239	3,105,037
Return on equity	5.6%	2.4%	4.8%	7.6%	(2.6%)	
Return on assets	3.0%	1.3%	2.5%	3.6%	(1.2%)	
Weighted-average number of shares outstanding (in thousands)	179,813	180,032	178,168	175,433	175,389	
Number of shares issued (in thousands)	179,894	180,064	180,064	180,064	180,064	
Number of employees	28,871	31,220	34,656	36,360	39,362	

Notes: 1. Basic net income (loss) per share of common stock and per American Depositary Share ("ADS") has been computed based on the weighted-average number of shares outstanding during each year. Diluted net income per share of common stock and ADS has been computed on the basis that all dilutive warrants and stock options were exercised.

2. All dollar figures herein refer to U.S. currency unless otherwise specified. The U.S. dollar amounts in this report represent translation of Japanese yen, for convenience only, at the rate of ¥107=U.S.$1.00, the approximate current rate prevailing on March 31, 2005.

3. Return on equity represents net income (loss) as a percentage of average shareholders' equity. Return on assets represents net income (loss) as a percentage of average total assets.

4. In fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses.

5. As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the gain on such sales, as well as the operating results of the discontinued operations, are presented as a separate line item in the consolidated statements of operations in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Previously reported amounts have been reclassified accordingly.

Critical Accounting Policies and Estimates

The following analysis of financial conditions and results of operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to customer incentives, bad debts, inventories, investments, income taxes, warranty obligations, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates due to the inherent uncertainty involved in making estimates.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

Sales are generally recorded when merchandise is shipped or delivered to customers. Recognition of sales occurs when the title and risks and rewards of ownership are transferred to customers based on sales contracts. In circumstances where sales are recorded when merchandise is shipped to customers, the shipment date is equivalent to the delivery date because of a short delivery time. In certain cases, terms of the contract require the product to pass customer inspection after delivery and we record the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements from licensees.

We normally do not accept returns except for warranty issues, noncompliance with purchase order specifications and returns from end-users to certain dealers. The financial impact of the future returns are estimated based on historical experience and adequately reserved.

Estimated reductions of revenue are recorded for cost incurred by us in connection with sales incentive related to the customers' purchase or promotion of our products. Such costs include the estimated cost of promotional discounts, dealer price protection, dealer rebates, consumer rebates, cash discounts, and support for dealers' promotion of our products, although the terms of sales incentive programs may be different by product, market and terms of sales contracts. Sales incentives that are dependent on future customer performance are estimated and recorded at the later of when the original sale is recorded or when the incentive is offered. Estimates of future customer performance such as purchase volume, early payments and consumer rebate redemption rate are based on historical experience. Should a greater proportion of customers redeem incentives than we estimate, additional reductions of revenue may be required.

Promotional discounts are offered on specified products for specified periods. A price protection discount, which is the discount for the dealers' inventory at the time of the announcement of the promotional discount, to compensate for the difference between the discounted prices and higher prices the dealers paid for their inventory, is often offered when the promotional discount program is announced. Costs for a price protection program are accrued when the program is announced by estimating discounts to be claimed by the dealers. Such estimates are based on forecasted order quantities during the promotional period and assumptions as to the amount of inventory that dealers have on hand. Dealer rebates include fixed-rate contractual rebates and volume-based rebates. Contractual rebates are recorded at the time of sale. Volume-based rebates, for which the rebate rate is dependent on the amount of the dealer's purchase during the specified period, are accrued at the time of original sale, estimating the rebate rate the dealer will eventually achieve. We occasionally offer incentives directly to consumers in the form of mail-in rebates. Consumer rebates are accrued at the later of when the related sales are recognized or when the program is announced. The actual amounts of consumer rebates are dependent on consumers' future actions, and our estimates are based on assumptions as to quantities to be purchased by consumers during the program period and consumer redemption rates, which is determined based on historical experience about consumer response to consumer rebate programs. Cash discounts are given for early payments in accordance with terms of the contract with customers and are recorded as a reduction of revenue at the time of original sale. The estimate of the cash discounts is based upon information about customers' payment histories. Also, we provide reimbursements for the purpose of supporting dealers' sales promotions of our products. The cost mainly includes subsidies for advertising, displays, cost of other sales promotion materials, and salaries of temporary floor sales personnel. We account for all the subsidy reimbursements to dealers as reductions from sales. Certain promotional allowances, such as co-op advertising, are determined as certain percentages of the respective sales amount and are recorded at the time of sale. Although reimbursement for such incentives requires dealers to perform sales promotions of our products, we assume, based on historical experience, that almost all dealers will eventually perform such sales promotions and submit claims for reimbursement. Other allowances, whose amounts are not determined by sales factors, are recorded when the subsidy is offered and the amount becomes reasonably determinable. Examples for this type of allowance are display allowances determined by the number of units displayed on the sales floor, and allowances based on agreements to share costs incurred by dealers for items such as new signboards, new display racks and salaries of temporary floor sales personnel.

Warranties

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates and service costs including parts and labor that may be incurred in correcting a product failure. The estimate of warranty cost is based on historical information, and should actual product failure rates or service costs differ from our estimates, revisions to the estimated warranty liability may be required. Warranty reserve as of March 31, 2005 is ¥5.7 billion.

Inventories

The majority of our products are produced for the consumer electronics market, and our inventory is susceptible to quickly changing demands and selling prices. For the purpose of properly valuing our inventory, we record inventory reserves for excess, slow-moving and obsolete inventory. Inventory with no potential for future sale or potential use by us is subject to write-off and, inventory which is considered to be obsolete or slow-moving, but salable at reduced prices, is written down to estimated net realizable value. Estimating net realizable value requires assumptions as to uncertain matters such as selling prices and salable quantities to be made based upon judgment about future market prices of competing products and customer demand, taking current market conditions into consideration. As of March 31, 2005, an inventory reserve of ¥10.3 billion included a ¥6.6 billion reserve for inventories to be written off and a ¥3.7billion reserve for inventories written down to net realizable value. The following table sets forth the changes in inventory reserve during fiscal 2005. Reversal was made in connection with sale or disposal of the related inventory.

Billions of Yen

Beginning	Provision	Reversal	Other	End
8.3	7.4	(6.3)	0.9	10.3

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. This review is performed using estimates of future cash flows. If the carrying amount of an asset group is considered impaired, an impairment loss is recorded for the amount by which the carrying amount of the asset group exceeds its estimated fair value. Fair value is determined using the present value of estimated cash flows. A weighted average cost of capital, which is derived from our capital structure, is used as a discount rate for calculating the present value of the estimated cash flows. In fiscal 2005, we recorded ¥4.5 billion impairment charges for plasma display production facilities of a domestic subsidiary, production facilities of a foreign subsidiary to be closed and assets used for manufacture of cable TV set-top boxes as the result of the review. While we believe that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value would affect the valuations of those long-lived assets.

Pension benefit costs

Employee retirement benefit costs and obligations are dependent on assumptions used in the actuarial calculations. These assumptions include discount rates, future compensation levels, retirement rates and mortality rates which are based upon current statistical data, as well as long-term returns on plan assets and other factors. For pension plans of the parent company and domestic subsidiaries, the discount rates are determined by using information about rates of return on currently available high-quality fixed-income bonds. The expected long-term rate of return on pension plan assets is based on weighted average of expected long-term returns on various categories of plan assets, reflecting the current and target allocations of pension plan assets. Expected long-term return by asset category is derived from historical studies by investment advisors. If actual results differ from the assumptions or assumptions are changed, the resulting effects are accumulated and systematically recognized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods. The following table sets forth the effects of assumed changes in discount rates and the expected long-term rate of return for pension plans in Japan.

Billions of Yen

	Effect on shareholders' equity as of March 31, 2005	Net periodic pension cost for fiscal 2006
Discount rate:		
0.5% increase	5.0	(0.7)
0.5% decrease	(5.6)	0.7
Expected long-term rate of return:		
0.5% increase	–	(0.3)
0.5% decrease	–	0.3

Year ended March 31, 2005, compared with year ended March 31, 2004

Operating revenue

Net sales amounted to ¥723.4 billion, a 5.0% increase over fiscal 2004. Net sales in Japan came to ¥262.1 billion, down 0.4% from fiscal 2004, and overseas net sales increased 8.3% to ¥461.3 billion. Royalty revenue decreased 13.4% from fiscal 2004 to ¥10.2 billion.

Home Electronics net sales increased 7.0% over fiscal 2004, amounting to ¥301.2 billion, primarily as a result of increased sales of plasma displays and DVD recorders, while sales of recordable DVD drives for personal computers (PCs), DVD players, cable TV set-top boxes and audio products decreased. Sales of plasma displays grew both in Japan and overseas, and sales of DVD recorders increased overseas. In Japan, sales rose 11.6% to ¥88.0 billion, primarily due to a large increase in sales of plasma displays. The increase was largely attributable to expansion of OEM (original equipment manufacturing) product sales resulting from acquisition of a plasma display production subsidiary, Pioneer Plasma Display Corporation (PPD). Pioneer brand plasma display sales to consumer market increased as well. Sales of recordable DVD drives, DVD recorders and audio products decreased in Japan. Overseas sales also rose 5.2% to ¥213.3 billion, due to an increase in sales worldwide of plasma displays and DVD recorders, despite a decrease in sales of audio products and DVD players worldwide, recordable DVD drives in Europe and North America and DVD-ROM drives in Europe, as well as our decision not to sell cable TV set-top boxes in North America.

Car Electronics net sales rose 3.8% to ¥303.4 billion, primarily as a result of sales growth of car navigation systems overseas. In Japan, net sales decreased 1.2% to ¥120.3 billion, mainly influenced by slow demand for car navigation systems in the consumer market, although car navigation systems for automobile manufacturers increased. Overseas net sales increased 7.4% to ¥183.2 billion, primarily due to increased sales of car audio products for the OEM market and car navigation systems, despite decreased sales of car audio products for the consumer market in Europe and North America. Sales of car navigation systems for the consumer market, particularly DVD models grew in North America and Europe. Also, sales of car audio products for the consumer market increased in Russia and South and Central America.

Royalty revenue from *Patent Licensing* decreased 13.4% to ¥10.2 billion, compared to that of fiscal 2004. This was attributable to expiration of patents included in a larger portfolio of patents licensed to the optical disc industry.

Net sales for *Others* increased 2.9% over fiscal 2004 to ¥118.8 billion, reflecting primarily increased sales of factory automation (FA) systems and component parts for cellular phones. In Japan, net sales decreased 14.1% to ¥53.9 billion. This primarily resulted from decrease in sales of organic light-emitting diode (OLED) display panels, mainly for cellular phone manufacturers, and semiconductors for laser pickups, despite an increase in sales of FA systems. Decrease in sales of semiconductors for laser pickups is due to a sales shift from Japan to China. Overseas, net sales were up 23.3% over fiscal 2004 to ¥64.8 billion. The increase is primarily due to increased sales in China of devices for cellular phones and semiconductors for laser pickups, and in Asia of speaker devices for cellular phones, while sales of plasma displays for business use decreased in North America and Europe.

Other revenues (Revenues excluding net sales and royalty revenue)

Other revenues include interest income and other income. Interest income increased from ¥1.4 billion to ¥1.9 billion due to increased return on short-term investment of proceeds from convertible bonds issued in March 2004. Other income increased from ¥0.5 billion to ¥3.4 billion, mainly due to a ¥2.3 billion gain on sale of available for sale securities.

Net loss from transfer of the substitutional portion of employee welfare pension plan

In fiscal 2005, we transferred the benefit obligation of the substitutional portion of employee welfare pension plan in Japan and related portion of the plan assets to the Japanese government. The transfer resulted in recording of a ¥48.7 billion gain as subsidy from the government. At the same time, we recognized an expense of ¥49.5 billion mainly for settlement loss of the substitutional portion, and allocated ¥25.3 billion to cost of sales and ¥24.2 billion to selling, general and administrative (SGA) expenses. Note 10 of the notes to consolidated financial statements provides detailed information.

Cost and expenses

Cost of sales increased to ¥584.1 billion from fiscal 2004's ¥487.3 billion. After excluding ¥25.3 billion of one-time pension cost recognized as a result of the transfer of the substitutional portion of employee welfare pension plan to the Japanese government, cost of sales represented

76.2% of operating revenue, up by 6.7 percentage points from fiscal 2004's 69.5%. The increase is primarily due to the adverse effects of harsh price competition, particularly for Home Electronics products such as plasma displays, DVD recorders and recordable DVD drives. We estimate that the average selling prices for these products dropped 20–30% during fiscal 2005. Clearing out inventory for cable TV set-top boxes in North America at reduced prices also had an adverse effect on gross profit margin. Gross profit margin in the Car Electronics business also decreased. Gross profit margin decreased for car navigation systems in the consumer market in Japan, and the decline in sales prices of car CD players worldwide decreased gross profit margin as well. Increased provision for inventory reserve, mainly for excess stock of Home Electronics products, was another reason for the higher cost of sales.

SGA expenses increased to ¥195.7 billion from fiscal 2004's ¥166.4 billion. The difference was ¥5.1 billion after excluding ¥24.2 billion one-time pension cost resulting from the transfer of the substitutional portion of employee welfare pension plan. Increase in shipping and handling cost and warranty cost accounted for the majority of the increase. Shipping and handling cost increased by ¥1.5 billion in line with the increase in shipment of the number of plasma display units. Provision for warranty reserve increased by ¥2.0 billion due to extension of warranty period for plasma displays as a part of a sales promotion measure.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 8.6% to ¥55.9 billion, representing 7.6% of operating revenue. The increase reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems, plasma displays, DVD recorders and OLED displays.

Loss on sale and disposal of fixed assets decreased by ¥3.4 billion. The decrease was attributable mainly to losses recorded in fiscal 2004 for relocation and replacement of production facilities for the purpose of improving production efficiencies, mainly in DVD products and plasma display panels.

Other deductions increased from ¥1.6 billion to ¥6.3 billion. The difference is mainly due to ¥4.5 billion impairment losses recognized in fiscal 2005. An impairment loss of ¥3.4 billion was recorded for production facilities of PPD due to the downward revision of sales forecast for PPD's products after the acquisition, reflecting changes in business circumstances. We also recorded a ¥0.6 billion impairment loss on assets used in manufacturing cable TV set-top boxes as a result of our decision to no longer sell cable TV set-top boxes in North America. Also, an impairment loss of ¥0.5 billion was recorded for production facilities of a foreign subsidiary, for which closure is planned as a part of reorganization of overseas production sites. Another reason for the difference was the losses incurred in connection with our decision not to sell cable TV set-top boxes in North America any longer. ¥1.8 billion was recorded for asset disposal, employee termination benefits and contract termination costs, in addition to the impairment loss discussed above.

Income (loss) before income taxes

As a result of factors discussed above, we posted ¥0.2 billion loss before income taxes in fiscal 2005, compared with income of ¥41.8 billion in fiscal 2004.

Income taxes

In fiscal 2005, the provision for income taxes was ¥4.8 billion against ¥0.2 billion loss before taxes. The relationship between loss before taxes and tax expense was distorted mainly due to valuation allowance set up for deferred tax assets of the subsidiaries which posted losses. In fiscal 2004, income taxes as a percentage of pre-tax income was 44.4%, which was 2.4% higher than the normal statutory tax rate of 42.0% in Japan.

Minority interest in earnings of subsidiaries

Minority interest in earnings of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation, a subsidiary in Japan, and its subsidiaries attributable to its minority shareholders, amounted to ¥0.7 billion in both fiscal 2005 and fiscal 2004.

Equity in losses of affiliated companies

Equity in losses of affiliated companies was ¥3.1 billion in fiscal 2005, compared with ¥2.2 billion in fiscal 2004. The increase in loss is mainly attributable to the increase in loss incurred by ELDis, Inc., which manufactures and markets thin film transistor substrates for active-matrix OLED display panels.

Net income (loss)

Net loss in fiscal 2005 was ¥8.8 billion, compared with net income of ¥24.8 billion posted in fiscal 2004. Basic net loss per share of common stock in fiscal 2005 was ¥50.11, compared with net income per share of ¥141.58 in fiscal 2004.

Year ended March 31, 2004, compared with year ended March 31, 2003

Operating revenue

Net sales amounted to ¥689.1 billion, a 3.7% increase over fiscal 2003. Net sales in Japan came to ¥263.3 billion, up 3.4% from fiscal 2003, and overseas net sales increased 3.8% to ¥425.8 billion.

Home Electronics net sales increased 1.3% over fiscal 2003, amounting to ¥281.5 billion, primarily as a result of increased sales of plasma displays, DVD recorders and recordable DVD drives for PCs, while sales of DVD players, set-top boxes and audio products decreased. Sales of plasma displays grew overseas while sales in Japan decreased. Sales of DVD recorders, particularly models with a hard disk drive, increased both in Japan and overseas to more than twice the levels in fiscal 2003 in terms of units sold, while the amount of net sales did not grow so fast because of declining average selling prices. Sales of recordable DVD drives increased overseas. In Japan, Home Electronics sales decreased by 9.2% to ¥78.8 billion as a result of decreased sales of plasma displays and DVD players, although sales of DVD recorders increased. Overseas, sales increased by 6.0% to ¥202.7 billion. This primarily reflects a large increase in the sale of plasma displays in each overseas market, DVD recorders in North America and Europe, and recordable DVD drives in Europe and Asia, offsetting sales declines of digital cable TV set-top boxes in North America, digital broadcast set-top boxes in Europe and audio products in North America and Europe.

Car Electronics net sales rose 3.9% to ¥292.2 billion, primarily as a result of sales growth of car navigation systems. In Japan, net sales increased 15.1% to ¥121.7 billion, mainly due to increased sales of car navigation systems in the consumer market and to automobile manufacturers. Sales of car audio products to automobile manufacturers increased as well. Overseas net sales decreased 2.8% to ¥170.5 billion, primarily due to decreased sales of car audio products to automobile manufacturers in North America. Sales of car navigation systems rose in North America and Europe, and sales of car audio products increased in other regions.

Royalty revenue from *Patent Licensing* decreased 6.1% to ¥11.8 billion, compared to that of fiscal 2003. This was attributable to expiration of our optical disc-related patents in certain regions.

Net sales for *Others* rose 9.3% over fiscal 2003 to ¥115.4 billion, reflecting primarily increased sales of FA systems, OLED display panels and other component parts. In Japan, net sales increased slightly by 1.1% to ¥62.8 billion. This primarily resulted from increased sales of cellular phone-related devices, mainly OLED display panels, partially offset by a decrease in sales of commercial karaoke products resulting from the sale of karaoke business subsidiaries in fiscal 2003. Overseas, net sales were up 21.0% over fiscal 2003 to ¥52.6 billion, primarily due to increased sales of FA systems, mainly optical disc manufacturing systems in Asia. The increasing popularity of DVDs as recording media is a major factor of increased orders for the optical disc manufacturing systems. Sales of semiconductors related to laser pickups in China and business-use plasma displays worldwide increased as well.

Other revenues (Revenues excluding net sales and royalty revenue)

Interest income decreased from ¥2.2 billion to ¥1.4 billion reflecting lower interest rates on short-term investment, mainly in the United States of America. Also, other revenues in fiscal 2003 included a ¥0.8 billion gain on sale of subsidiaries' stock resulting from the sale of karaoke business subsidiaries in fiscal 2003.

Cost and expenses

Cost of sales increased to ¥487.3 billion from fiscal 2003's ¥473.2 billion, consistent with the increase in net sales. However, cost of sales as a percentage of operating revenue declined 0.4 percentage points to 69.5%, despite the adverse effects of keen price competition, particularly for Home Electronics products such as plasma displays and DVD recorders. Gross profit margin in the Car Electronics business improved as a result of cost reductions in car navigation systems. For recordable DVD drives, gross profit margin improved as well. Also, exchange rate fluctuations favorably affected gross profit margin. A weaker yen against the euro increased net sales in terms of yen, and a stronger yen against currencies in Asian countries, where our major production facilities are located, reduced production costs in terms of yen.

SGA expenses decreased by 1.4% or ¥2.3 billion over fiscal 2003 to ¥166.4 billion. This primarily reflected decreases in personnel-related expenses, special retirement allowances and various operating expenses. Personnel-related expenses decreased by ¥1.9 billion, reflecting the sale of karaoke business subsidiaries in fiscal 2003. The decrease of special retirement allowances was due to ¥1.4 billion special termination benefits recorded by Tohoku Pioneer Corporation for its voluntary early retirement plan implemented in June 2002. Such benefits were not incurred in fiscal 2004. In addition to these decreases, reductions in various operating expenses caused an overall decrease of SGA expenses, offsetting the unfavorable impact of a $14 million one-time payment to Gemstar-TV Guide International, Inc. to resolve pending litigation, ¥2.0 billion provided for estimated costs for free inspection and repair of certain plasma displays, and a ¥1.7 billion increase in advertising expenses. The ratio of SGA expenses to operating revenue decreased by 1.2 percentage points to 23.7%.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 13.4% to ¥51.5 billion, representing

7.3% of operating revenue. The increase primarily reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems, plasma displays, DVD recorders and OLED displays.

Loss on sale and disposal of fixed assets decreased by ¥1.1 billion. The decrease was mainly attributable to losses recorded in fiscal 2003 for the conversion of optical disc production facilities at the Yamanashi Plant, Japan into plasma display panel production facilities.

Other deductions decreased from ¥3.4 billion to ¥1.6 billion. Foreign exchange loss decreased by ¥0.8 billion to a ¥1.2 billion loss from ¥2.0 billion loss in fiscal 2003. The losses in fiscal 2004 primarily arose from conversion of U.S. dollar receivables into yen due to the yen's appreciation against the U.S. dollar during fiscal 2004, although such losses decreased when compared with losses incurred in fiscal 2003. Write-down of investments decreased by ¥1.2 billion to ¥0.2 billion from ¥1.4 billion losses recorded in fiscal 2003. During fiscal 2004, the prices of stock in our portfolio recovered, and significant write-downs were not recorded.

Income before income taxes

Income before income taxes in fiscal 2004 increased 49.0% to ¥41.8 billion from ¥28.1 billion in fiscal 2003, mainly due to increased operating income.

Income taxes

Income taxes as a percentage of pre-tax income (the effective tax rate) was 44.4%, an increase of 12.2 percentage points compared with 32.2% in fiscal 2003 and was 2.4% higher than the normal statutory tax rate of 42.0% in Japan. In fiscal 2003, valuation allowances, which had been provided for a tax benefit, the realization of which had been judged as unlikely, were reversed as profitability of subsidiaries particularly in Japan improved. The reversal was the main reason for the lower effective tax rate for fiscal 2003. The 2.4% deviation from the normal statutory tax rate was due mainly to ¥0.7 billion in charges resulting from the settlement of a proposed assessment from U.S. tax authorities, and losses incurred at certain subsidiaries. Meanwhile, a 1.0% reduction of the tax rate in Japan effective from fiscal 2005 had an effect of increasing deferred income taxes by ¥0.4 billion and by ¥0.8 billion in fiscal 2004 and 2003, respectively.

Minority interest in losses (earnings) of subsidiaries

Minority interest in earnings of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation and its subsidiaries attributable to its minority shareholders, amounted to ¥0.7 billion in fiscal 2004 compared with losses of ¥0.02 billion in fiscal 2003.

Equity in losses of affiliated companies

Equity in losses of affiliated companies was ¥2.2 billion in fiscal 2004 compared with ¥3.1 billion in fiscal 2003. The decrease in loss is mainly attributable to the decrease of research and development costs incurred by ELDis, Inc.

Income from continuing operations

Income from continuing operations in fiscal 2004 increased 27.7% to ¥20.4 billion from ¥15.9 billion in fiscal 2003 mainly due to the increase in operating income.

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax, of ¥4.5 billion in fiscal 2004 is comprised mainly of a ¥1.8 billion gain on the sale of discontinued operations and ¥2.3 billion tax benefit primarily in connection with loss on investments in stocks of subsidiaries sold. ¥0.1 billion in fiscal 2003 solely represented net income of the subsidiaries sold.

Net income

Net income in fiscal 2004 was ¥24.8 billion, a 54.5% increase compared with fiscal 2003's ¥16.1 billion. Basic net income per share of common stock in fiscal 2004 was ¥141.58, compared with ¥90.24 in fiscal 2003. Diluted net income per share in fiscal 2004 was ¥140.52 compared with ¥90.24 in fiscal 2003.

Cash flows

Net cash provided by operating activities in fiscal 2005 was ¥19.9 billion, a decrease of ¥40.4 billion compared to fiscal 2004. Net loss and changes in operating assets and liabilities were the primary cause for the decreased cash flows from operating activities. Among operating assets and liabilities, trade receivables increased due to increases in net sales. Inventories decreased primarily for plasma displays, AV systems, recordable DVD drivers for personal computers and factory automation systems, reflecting our effort to control and reduce inventories.

Net cash used in investing activities was ¥93.5 billion for fiscal 2005, an increase of ¥40.8 billion compared to ¥52.8 billion in fiscal 2004. The difference was mainly the result of payments for an acquisition of a plasma display production subsidiary, and an increase in the investments for expansion of plasma display production facilities.

Net cash used in financing activities was ¥4.0 billion, compared with ¥51.8 billion cash provided in fiscal 2004. Financing activities in fiscal 2004 included issuance of zero coupon convertible bonds (bonds with stock acquisition rights) due 2011 with net proceeds of ¥60.5 billion. In fiscal 2005, cash was used primarily for reducing long-term debt, payment of dividends and repurchase of shares of Pioneer's common stock. On the other hand, short-term borrowings increased. Cash used in reducing long-term debt including capital lease obligations was ¥6.2 billion. Cash used in dividend payments amounted to ¥4.4 billion, almost the same level of fiscal 2004. Also, ¥2.0 billion was used for repurchase of shares of Pioneer's common stock.

As a result of these activities and the effect of changes in exchange rate on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents decreased by ¥75.7 billion to ¥116.7 billion at the end of fiscal 2005, from ¥192.4 billion at the end of fiscal 2004.

Capital requirements

Our requirements for operating capital primarily are for the purchase of raw materials and parts for manufacturing our products. Also, operating expenses, including manufacturing expenses and selling, general and administrative expenses, require a substantial amount of operating capital. Payroll and payroll-benefits, and marketing expenses, such as those for advertising and sales promotion, account for a primary portion of operating expenses. Our expenditure for R&D is recorded as a part of various operating expenses, and payroll for R&D-related personnel accounts for a material portion of R&D expenses.

Financial management

At present, funds required for operating capital and capital expenditure are generally financed through internally generated cash and debt or equity financing. With regard to debt financing, short-term debt financing with maturity of one year or less is utilized to fund operating capital requirements. Short-term borrowing is generally arranged locally by each consolidated subsidiary based on its capital requirements. As of March 31, 2005, short-term borrowings of ¥33.2 billion were principally in Japanese yen, U.S. dollar, and euro. On the other hand, to finance long-term funding requirements such as investment in production facilities, financing through debt and equity securities markets are arranged in Japan, and long-term borrowing from financial institutions is arranged locally by each consolidated subsidiary. As of March 31, 2005, substantially all of the long-term debt of ¥100.5 billion, including the portion due within one year, was comprised of ¥61.8 billion zero coupon convertible bonds due 2011 including ¥1.8 billion unamortized issue premium, ¥15.0 billion unsecured bonds due 2005, ¥10.0 billion unsecured bonds due 2008, and capital lease obligations and other loans arranged locally.

During fiscal 2004, we issued zero coupon convertible bonds due 2011 in aggregate principal amount of ¥60.0 billion to finance capital requirements for expansion of plasma display business and enhancement of distribution channels.

During fiscal 2005, we repurchased 1,000,000 shares of Pioneer's common stock in the market for ¥2.0 billion pursuant to the resolution of the board of directors in March 2005.

We believe that our sound financial position and ability to generate positive operating cash flows, together with uncommitted and unused credit lines of ¥235.1 billion, provide sufficient resources to fund future requirements for operating capital and for capital expenditures to sustain the growth of Pioneer. Also, the parent company and its four subsidiaries in Japan and China have entered a three-year global credit facility agreement for the amount of ¥70.0 billion effective from May 2005. This will ensure that these companies in Japan and China have an efficient and stable financing for their operational funding needs.

Contractual obligations and off-balance sheet arrangements

The following summarizes our contractual obligations as of March 31, 2005.

Billions of Yen

	Total	Payment Due by Period: Less than 1 year	1–3 years	3–5 years	More than 5 years
Contractual obligations:					
Long-term debt	98.7	19.3	6.0	11.4	62.0
Operating leases	19.7	6.3	8.5	2.3	2.6
Purchase commitment	4.0	4.0			
Interest payments	1.9	0.7	0.9	0.2	0.1

Notes: 1. Total long-term debt of ¥98.7 billion does not include ¥1.8 billion unamortized issue premium on convertible bonds.
2. Contractual obligations do not include ¥0.7 billion deferred income which is presented as other long-term liabilities on the consolidated balance sheet.

The ¥4.0 billion purchase commitment outstanding as of March 31, 2005 was for property, plant and equipment and advertising. This included a part of our ¥47.0 billion capital expenditure plan in fiscal 2006. The planned decrease in capital expenditures from ¥63.9 billion in fiscal 2005 mainly reflects decrease of investment in production facilities for plasma displays.

We provide guarantees to third parties who provide loans to our affiliated companies. For each guarantee, we would have to pay the guaranteed amount, if our affiliated companies were to default on a payment within contract periods of one year to eight years. The maximum potential amount of undiscounted future payments we could be required to make under the guarantee is ¥25.4 billion as of March 31, 2005.

The following condensed segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan and is not in accordance with accounting principles generally accepted in the United States of America.

Business segments

Millions of Yen

Year ended March 31, 2005	Home Electronics	Car Electronics	Patent Licensing	Others	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥301,228	¥303,410	¥10,237	¥118,773	–	¥733,648
Inter-segment	1,960	1,321	1,362	39,725	¥ (44,368)	–
Total	¥303,188	¥304,731	¥11,599	¥158,498	¥ (44,368)	¥733,648
Segment income (loss)	¥ (22,127)	¥ 18,591	¥ 9,389	¥ (272)	¥ (2,989)	¥ 2,592
Identifiable assets	¥227,567	¥167,346	¥ 2,852	¥106,101	¥221,301	¥725,167
Depreciation and amortization	¥ 21,388	¥ 12,514	¥ 311	¥ 9,299	¥ 3,478	¥ 46,990
Capital expenditures (additions to fixed assets)	¥ 32,261	¥ 12,358	–	¥ 10,299	¥ 9,568	¥ 64,486

Millions of Yen

Year ended March 31, 2004	Home Electronics	Car Electronics	Patent Licensing	Others	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥281,482	¥292,187	¥11,821	¥115,395	–	¥700,885
Inter-segment	1,399	2,460	2,057	36,860	¥ (42,776)	–
Total	¥282,881	¥294,647	¥13,878	¥152,255	¥ (42,776)	¥700,885
Segment income	¥ 3,247	¥ 29,963	¥11,398	¥ 2,273	¥ 292	¥ 47,173
Identifiable assets	¥182,001	¥158,913	¥ 3,447	¥109,582	¥268,599	¥722,542
Depreciation and amortization	¥ 15,858	¥ 13,798	¥ 362	¥ 8,272	¥ 2,621	¥ 40,911
Capital expenditures (additions to fixed assets)	¥ 32,783	¥ 13,648	¥ 248	¥ 7,340	¥ 4,434	¥ 58,453

Note: Effective from fiscal 2005, the Company presented segment income (loss) as operating revenue less cost of sales, selling, general and administrative expenses and subsidy from the government recognized in fiscal 2005 in connection with transfer of substitutional portion of employee welfare pension plan to Japanese government. Previously reported amounts for fiscal 2004 have been reclassified accordingly.

Income (loss) by business segments

Home Electronics segment recorded a loss of ¥22.1 billion, compared to income of ¥3.2 billion in fiscal 2004. Despite increased sales, mainly for plasma displays and DVD recorders, lowered prices for DVD products, AV systems and plasma displays worsened gross profit margins. Clearing out inventory for cable TV set-top boxes in North America at reduced prices also had an adverse effect to gross profit margin.

Car Electronics segment recorded a profit of ¥18.6 billion, down 38.0% from ¥30.0 billion in fiscal 2004. Worsened gross profit margin was the main reason. Gross profit margin decreased for car navigation systems in the consumer market in Japan, and prices of car CD players fell worldwide.

Patent licensing posted ¥9.4 billion profit, down 17.6% from ¥11.4 billion in fiscal 2004. Decrease in royalty revenue is the reason for the drop in profit.

Others recorded a loss of ¥0.3 billion, compared with ¥2.3 billion profit in fiscal 2004. Although profit for factory automation systems increased due to increased sales, profitability for business-use plasma displays and organic light-emitting diode display panels suffered from decreased sales.

Geographic segments

Millions of Yen

Year ended March 31, 2005	Japan	North America	Europe	Other Regions	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥300,722	¥171,961	¥149,117	¥111,848	–	¥733,648
Inter-area	294,922	5,405	805	176,198	¥(477,330)	–
Total	¥595,644	¥177,366	¥149,922	¥288,046	¥(477,330)	¥733,648
Segment income (loss)	¥ (9,010)	¥ (1,716)	¥ (308)	¥ 7,029	¥ 6,597	¥ 2,592
Identifiable assets	¥315,252	¥ 60,799	¥ 60,463	¥112,312	¥ 176,341	¥725,167
Depreciation and amortization	¥ 31,880	¥ 2,394	¥ 2,444	¥ 6,794	¥ 3,478	¥ 46,990
Capital expenditures (additions to fixed assets)	¥ 44,730	¥ 1,953	¥ 1,005	¥ 7,230	¥ 9,568	¥ 64,486

Millions of Yen

Year ended March 31, 2004	Japan	North America	Europe	Other Regions	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥294,198	¥168,194	¥145,390	¥ 93,103	–	¥700,885
Inter-area	278,071	8,082	967	182,929	¥(470,049)	–
Total	¥572,269	¥176,276	¥146,357	¥276,032	¥(470,049)	¥700,885
Segment income	¥ 22,003	¥ 11,487	¥ 2,015	¥ 9,511	¥ 2,157	¥ 47,173
Identifiable assets	¥233,601	¥ 46,034	¥ 61,754	¥ 99,237	¥ 281,916	¥722,542
Depreciation and amortization	¥ 26,014	¥ 2,450	¥ 2,130	¥ 7,696	¥ 2,621	¥ 40,911
Capital expenditures (additions to fixed assets)	¥ 40,314	¥ 2,650	¥ 2,113	¥ 8,942	¥ 4,434	¥ 58,453

Notes: 1. Operating revenue reported in the geographic segment information above represents that of the parent company and subsidiaries in Japan, and each subsidiary in North America, Europe, and Other Regions.

2. Effective from fiscal 2005, the Company presented segment income (loss) as operating revenue less cost of sales, selling, general and administrative expenses and subsidy from the government recognized in fiscal 2005 in connection with transfer of substitutional portion of employee welfare pension plan to Japanese government. Previously reported amounts for fiscal 2004 have been reclassified accordingly.

Quarterly Information (Unaudited)

Pioneer Corporation and Subsidiaries

In millions of yen except per share information and share prices	Year ended March 31, 2004				Year ended March 31, 2005			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenues:								
Operating revenue:								
Net sales	¥149,051	¥162,527	¥196,263	¥181,223	¥160,612	¥177,696	¥194,896	¥190,207
Royalty revenue	3,418	4,986	1,759	1,658	2,875	3,864	1,407	2,091
Total operating revenue	152,469	167,513	198,022	182,881	163,487	181,560	196,303	192,298
Other revenues	590	451	516	367	(370)	291	2,365	3,059
Total revenues	153,059	167,964	198,538	183,248	163,117	181,851	198,668	195,357
Cost and expenses	145,679	158,759	182,678	173,845	158,878	173,652	195,154	211,496
Income (loss) from continuing operations before income taxes	7,380	9,205	15,860	9,403	4,239	8,199	3,514	(16,139)
Income taxes	2,988	3,832	6,159	5,608	1,607	3,937	1,090	(1,792)
Minority interest in income of subsidiaries	114	(282)	(382)	(104)	(290)	(270)	(65)	(67)
Equity in losses of affiliated companies	(1,477)	(284)	(232)	(251)	(845)	(680)	(574)	(969)
Income (loss) from continuing operations	3,029	4,807	9,087	3,440	1,497	3,312	1,785	(15,383)
Income (loss) from discontinued operations, net of tax	(90)	4,729	53	(217)	–	–	–	–
Net income (loss)	¥ 2,939	¥ 9,536	¥ 9,140	¥ 3,223	¥ 1,497	¥ 3,312	¥ 1,785	¥ (15,383)
Basic earnings per share:								
Continuing operations	¥17.27	¥27.40	¥51.80	¥19.61	¥8.53	¥18.88	¥10.17	¥(87.77)
Discontinued operations, net of tax	(0.52)	26.96	0.30	(1.24)	–	–	–	–
Net income (loss)	¥16.75	¥54.36	¥52.10	¥18.37	¥8.53	¥18.88	¥10.17	¥(87.77)
Diluted earnings per share:								
Continuing operations	¥17.26	¥27.39	¥51.78	¥19.35	¥7.46	¥16.99	¥ 8.98	¥(87.77)
Discontinued operations, net of tax	(0.51)	26.95	0.30	(1.23)	–	–	–	–
Net income (loss)	¥16.75	¥54.34	¥52.08	¥18.12	¥7.46	¥16.99	¥ 8.98	¥(87.77)
Share prices:								
Tokyo Stock Exchange								
High	¥2,840	¥3,030	¥2,995	¥3,370	¥3,390	¥2,850	¥2,430	¥2,055
Low	2,225	2,515	2,505	2,875	2,635	2,215	1,820	1,827
New York Stock Exchange								
High	$23.75	$25.75	$28.31	$31.25	$30.85	$25.90	$21.85	$19.90
Low	18.90	20.85	23.30	27.01	23.75	20.30	18.05	17.11

Note: As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the gain on such sales, as well as the operating results of the discontinued operations, are presented as a separate line item in the consolidated statements of operations in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Tokyo Stock Exchange Price Range


¥
2001
2002
2003
2004
(FY)
2005
5,000
4,000
3,000
2,000
1,000

New York Stock Exchange Price Range


$
2001
2002
2003
2004
(FY)
2005
50
40
30
20
10

Consolidated Balance Sheets

Pioneer Corporation and Subsidiaries
March 31

Assets	Millions of Yen 2004	Millions of Yen 2005	Thousands of U.S. Dollars (Note 1) 2005
Current assets:			
Cash and cash equivalents—			
Cash, including time deposits of ¥52,275 million—$488,551 thousand (¥88,425 million in 2004)	¥192,419	¥116,681	$1,090,477
Trade receivables—			
Notes	2,988	2,516	23,514
Accounts	112,411	132,110	1,234,673
Allowance for doubtful notes and accounts (Note 20)	(3,344)	(2,450)	(22,897)
Inventories (Note 6)	107,806	109,015	1,018,831
Deferred income taxes (Note 11)	28,886	25,519	238,495
Prepaid expenses and other current assets	38,622	43,505	406,589
Total current assets	479,788	426,896	3,989,682
Investments and long-term receivables:			
Available-for-sale securities (Note 5)	24,516	22,268	208,112
Investments in and advances to affiliated companies (Note 7)	5,573	2,987	27,916
Sundry investments (Notes 5 and 18)	3,383	3,388	31,664
Long-term receivables, less allowance for doubtful accounts of ¥160 million—$1,495 thousand (¥190 million in 2004) (Note 20)	253	185	1,729
Total investments and long-term receivables	33,725	28,828	269,421
Property, plant and equipment (Note 9):			
Land	25,050	32,965	308,084
Buildings	113,863	136,372	1,274,505
Machinery and equipment	239,081	293,359	2,741,673
Construction in progress	7,568	1,056	9,869
Total	385,562	463,752	4,334,131
Accumulated depreciation	(229,361)	(253,607)	(2,370,159)
Net property, plant and equipment	156,201	210,145	1,963,972
Other assets:			
Intangible assets (Note 8)	18,966	24,052	224,785
Deferred income taxes (Note 11)	24,276	25,420	237,570
Other	9,586	9,826	91,832
Total other assets	52,828	59,298	554,187
Total assets	¥722,542	¥725,167	$6,777,262

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of Yen 2004	Millions of Yen 2005	Thousands of U.S. Dollars (Note 1) 2005
Current liabilities:			
Short-term borrowings (Note 9)	¥ 23,327	¥ 33,152	$ 309,832
Current portion of long-term debt (Note 9)	4,510	19,276	180,150
Trade payables	79,439	96,335	900,327
Accrued liabilities—			
Taxes on income	9,341	4,938	46,150
Payroll	17,604	17,203	160,776
Royalty	18,688	14,811	138,420
Other	35,626	36,843	344,327
Warranty reserve (Note 20)	5,419	5,722	53,477
Dividends payable	2,193	2,180	20,374
Other current liabilities	27,151	20,710	193,551
Total current liabilities	223,298	251,170	2,347,384
Long-term liabilities:			
Long-term debt (Note 9)	89,691	81,219	759,056
Accrued pension and severance cost (Note 10)	57,143	40,022	374,037
Deferred income taxes (Note 11)	1,327	1,630	15,234
Other long-term liabilities	301	719	6,720
Total long-term liabilities	148,462	123,590	1,155,047
Commitments and contingent liabilities (Note 21)			
Minority interests	17,844	18,168	169,794
Shareholders' equity (Note 12):			
Common stock, no par value			
Authorized—400,000,000 shares			
Issued—180,063,836 shares—2004 and 2005	49,049	49,049	458,402
Capital surplus	82,464	82,735	773,224
Retained earnings	273,718	260,556	2,435,103
Accumulated other comprehensive loss (Note 14)	(61,829)	(47,669)	(445,505)
Treasury stock, at cost 4,632,962 shares—2004 and 5,635,190 shares—2005	(10,464)	(12,432)	(116,187)
Total shareholders' equity	332,938	332,239	3,105,037
Total liabilities and shareholders' equity	¥722,542	¥725,167	$6,777,262

Consolidated Statements of Operations

Pioneer Corporation and Subsidiaries
Year ended March 31

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2004	2005	2005
Revenues:				
Operating revenue:				
Net sales	¥664,675	¥689,064	¥723,411	$6,760,850
Royalty revenue	12,584	11,821	10,237	95,673
Total operating revenue	677,259	700,885	733,648	6,856,523
Interest income	2,153	1,420	1,930	18,037
Gain on sale of subsidiaries' stock	768	–	–	–
Other income (Note 15)	641	504	3,415	31,916
Total revenues	680,821	702,809	738,993	6,906,476
Cost and expenses:				
Cost of sales	473,239	487,297	584,060	5,458,504
Selling, general and administrative expenses	168,736	166,415	195,693	1,828,906
Subsidy from the government (Note 10)	–	–	(48,697)	(455,112)
Interest expense	2,814	2,154	1,746	16,318
Loss on sale and disposal of fixed assets	4,519	3,454	40	374
Other deductions (Note 15)	3,434	1,641	6,338	59,234
Total cost and expenses	652,742	660,961	739,180	6,908,224
Income (loss) from continuing operations before income taxes	28,079	41,848	(187)	(1,748)
Income taxes (Note 11):				
Current	14,477	17,829	7,688	71,850
Deferred	(5,445)	758	(2,846)	(26,598)
Total income taxes	9,032	18,587	4,842	45,252
Income (loss) from continuing operations before minority interest and equity in losses	19,047	23,261	(5,029)	(47,000)
Minority interest in losses (earnings) of subsidiaries	21	(654)	(692)	(6,467)
Equity in losses of affiliated companies (Note 7)	(3,126)	(2,244)	(3,068)	(28,673)
Income (loss) from continuing operations	15,942	20,363	(8,789)	(82,140)
Income from discontinued operations, net of tax (Note 4)	136	4,475	–	–
Net income (loss)	¥ 16,078	¥ 24,838	¥ (8,789)	$ (82,140)

	Yen			U.S. Dollars
	2003	2004	2005	2005
Per share of common stock and per American Depositary Share (Note 19):				
Basic:				
Continuing operations	¥89.48	¥116.07	¥(50.11)	$(0.47)
Discontinued operations	0.76	25.51	–	–
Net income (loss)	¥90.24	¥141.58	¥(50.11)	$(0.47)
Diluted:				
Continuing operations	¥89.48	¥115.18	¥(50.11)	$(0.47)
Discontinued operations	0.76	25.34	–	–
Net income (loss)	¥90.24	¥140.52	¥(50.11)	$(0.47)

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Pioneer Corporation and Subsidiaries
Year ended March 31

	Number of Shares Issued (Thousands)	Millions of Yen					
		Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
Balance at March 31, 2002	180,064	¥49,049	¥82,010	¥240,692	¥(24,736)	¥ (12)	¥ 347,003
Comprehensive income (loss):							
Net income				16,078			16,078
Other comprehensive loss					(30,893)		(30,893)
Comprehensive loss							(14,815)
Value ascribed to stock options (Note 13)			149				149
Purchase of treasury stock (Note 12)						(11,566)	(11,566)
Sales of treasury stock				(412)		1,126	714
Cash dividends (¥17.50 per share)				(3,092)			(3,092)
Balance at March 31, 2003	180,064	49,049	82,159	253,266	(55,629)	(10,452)	318,393
Comprehensive income (loss):							
Net income				24,838			24,838
Other comprehensive loss					(6,200)		(6,200)
Comprehensive income							18,638
Value ascribed to stock options (Note 13)			305				305
Purchase of treasury stock (Note 12)						(14)	(14)
Sales of treasury stock						2	2
Cash dividends (¥25.00 per share)				(4,386)			(4,386)
Balance at March 31, 2004	180,064	49,049	82,464	273,718	(61,829)	(10,464)	332,938
Comprehensive income (loss):							
Net loss				(8,789)			(8,789)
Other comprehensive income					14,160		14,160
Comprehensive income							5,371
Value ascribed to stock options (Note 13)			270				270
Purchase of treasury stock (Note 12)						(1,979)	(1,979)
Sales of treasury stock			1			11	12
Cash dividends (¥25.00 per share)				(4,373)			(4,373)
Balance at March 31, 2005	180,064	¥49,049	¥82,735	¥260,556	¥(47,669)	¥(12,432)	¥332,239

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
Balance at March 31, 2004	$458,402	$770,692	$2,558,112	$(577,841)	$ (97,795)	$3,111,570
Comprehensive income (loss):						
Net loss			(82,140)			(82,140)
Other comprehensive income				132,336		132,336
Comprehensive income						50,196
Value ascribed to stock options (Note 13)		2,523				2,523
Purchase of treasury stock (Note 12)					(18,495)	(18,495)
Sales of treasury stock		9			103	112
Cash dividends ($0.23 per share)			(40,869)			(40,869)
Balance at March 31, 2005	$458,402	$773,224	$2,435,103	$(445,505)	$(116,187)	$3,105,037

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Pioneer Corporation and Subsidiaries
Year ended March 31

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2004	2005	2005
Operating activities:				
Net income (loss)	¥ 16,078	¥ 24,838	¥ (8,789)	$ (82,140)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Income from discontinued operations, net of tax	(136)	(4,475)	–	–
Depreciation and amortization	36,238	40,911	46,990	439,159
Minority interest in (losses) earnings of subsidiaries	(21)	654	692	6,467
Equity in losses of affiliated companies, less dividends	3,184	2,248	3,072	28,710
Deferred income taxes	(5,445)	758	(2,846)	(26,598)
Provision for pension and severance cost, less payments	3,812	3,579	2,463	23,019
Loss on sale and disposal of fixed assets	4,519	3,454	40	374
Impairment of long-lived assets	–	–	4,460	41,682
Write-down of available-for-sale securities and sundry investments	1,369	245	51	477
(Gains) losses on sale of available-for-sale securities and sundry investments	20	(37)	(2,309)	(21,579)
Gain on sale of subsidiaries' stock	(768)	–	–	–
Stock-based compensation expenses	149	305	270	2,523
Decrease (increase) in trade notes and accounts receivable	8,481	(10,186)	(12,322)	(115,159)
Decrease (increase) in inventories	838	(20,707)	6,317	59,037
Increase in prepaid expenses and other current assets	(1,122)	(12,413)	(5,051)	(47,206)
Increase in trade payables	13,221	18,989	4,405	41,168
Increase (decrease) in accrued taxes on income	5,450	3,782	(4,473)	(41,804)
Increase (decrease) in other accrued liabilities	8,172	7,654	(5,898)	(55,121)
Other	(2,530)	779	(7,126)	(66,598)
Net cash provided by operating activities	91,509	60,378	19,946	186,411
Investing activities:				
Payment for purchase of fixed assets	(40,493)	(57,978)	(63,866)	(596,879)
Payment for purchase of investment securities	(1,543)	(595)	(510)	(4,766)
Payment for purchase of available-for-sale securities	(10)	(53)	–	–
Payment for purchase of a subsidiary, net of cash acquired	–	–	(34,015)	(317,897)
Payment for other assets	(568)	(953)	(1,252)	(11,701)
Proceeds from sale of fixed assets	2,982	1,458	2,184	20,411
Proceeds from sale of discontinued operations	–	4,897	–	–
Proceeds from sale of investment securities	103	53	12	112
Proceeds from sale of available-for-sale securities	3,493	156	3,091	28,888
Other	808	261	840	7,851
Net cash used in investing activities	(35,228)	(52,754)	(93,516)	(873,981)
Financing activities:				
Proceeds from issuance of convertible bonds (net of issuance cost ¥1,586 million)	–	60,514	–	–
Payment of long-term debt	(4,914)	(934)	(6,246)	(58,374)
Increase (decrease) in short-term borrowings	(16,214)	(3,509)	9,025	84,346
Purchase of treasury stock (Note 12)	(11,566)	(14)	(1,979)	(18,495)
Proceeds from sale of treasury stock	714	2	12	112
Dividends paid	(2,688)	(3,947)	(4,386)	(40,991)
Dividends paid to minority interests	(12)	(285)	(445)	(4,159)
Net cash provided by (used in) financing activities	(34,680)	51,827	(4,019)	(37,561)
Effect of exchange rate changes on cash and cash equivalents	(6,234)	(9,512)	1,851	17,299
Net increase (decrease) in cash and cash equivalents	15,367	49,939	(75,738)	(707,832)
Cash and cash equivalents, beginning of year	127,113	142,480	192,419	1,798,309
Cash and cash equivalents, end of year	¥142,480	¥192,419	¥116,681	$1,090,477

See notes to consolidated financial statements.

1. Basis of presentation and significant accounting policies:

1) Basis of Presentation

Basis of Financial Statements—

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Pioneer Corporation (Pioneer Kabushiki Kaisha) (the "parent company") is incorporated. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2005 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥107 to U.S.$1.00, the approximate rate of exchange prevailing at the Tokyo Foreign Exchange Market at March 31, 2005. Such translation should not be construed as a representation that Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") except for the omission of segment information concerning the operations of the parent company and its majority-owned subsidiaries (together, the "Company"), as required by Statement of Financial Accounting Standards ("SFAS") No. 131.

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. GAAP. Effect has been given in the consolidated financial statements to adjustments which, because of either customary accounting practices in Japan or income tax law requirements, have not been entered in the Company's general books of account.

Nature of Operations—

The Company is engaged in the development, manufacture and sale of electronics products. The Company is one of the leading manufacturers of consumer- and commercial-use electronics such as audio, video and car electronics on a global scale.

The principal production activities of the Company are carried out in Asia including Japan. The Company's products are generally sold under its own brand names, principally "Pioneer." The principal markets for the Company are Japan, the United States of America, European countries and Asia. The Company sells its products to customers in consumer and commercial markets through its sales offices in Japan, and its sales subsidiaries and independent distributors overseas. On an original-equipment-manufacturer basis, the Company markets certain products, such as car electronics products, to other companies.

Use of Estimates—

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of these statements and the reported amounts of revenues and expenses during the reporting period.

Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

2) Summary of Significant Accounting Policies

Consolidation and Investments in Affiliated Companies—

The consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method of accounting. All significant intercompany transactions have been eliminated.

Gains and losses resulting from the issuance of subsidiaries' stock are recognized in consolidated earnings.

For the year ended March 31, 2005, the Company adopted the Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN46R") which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN46R had no impact on its financial position and results of operations.

Foreign Currency Translation—

For all significant foreign operations, the functional currency is the local currency. Generally, all asset and liability accounts of foreign operations are translated into Japanese yen at year-end rates and all revenue and expense accounts are translated at rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated and reported as a component of accumulated other comprehensive income (loss).

Foreign currency receivables and payables are translated at year-end exchange rates and resulting exchange gains and losses are recognized in earnings currently.

Revenue Recognition—

Sales are generally recorded when merchandise is shipped or delivered to customers. Recognition of sales occurs when the title and risks and rewards of ownership are transferred to customers based on sales contracts. In circumstances where sales are recorded when merchandise is shipped to customers, the shipment date is equivalent to the delivery date because of a short delivery time. In certain cases, terms of the contract require the product to pass customer inspection after delivery and the Company records the sale upon satisfactory customer acceptance. Royalty revenue, which is based on actual amounts produced or sold by the licensee, is recognized when either a royalty report or payment is received from the licensee, whichever is earlier. Until such time, this revenue is not considered to have met the recognition criterion of being fixed or determinable, nor is collectibility reasonably assured. The Company normally does not accept returns except for warranty issues, non-compliance with purchase order specifications and returns from end-users to certain dealers. The financial impact of the future returns are estimated and reserved based on historical experience.

Costs incurred by the Company in connection with sales incentives related to the purchase or promotion of the Company's products are classified as a reduction of revenues in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer." Such costs include the estimated cost of promotional discounts, dealer price protection, dealer rebates, consumer rebates, cash discounts, and support for dealers' promotion of the Company's products. Sales incentives that are dependent on future customer performance are estimated and recorded at the later of when the original sale is recorded and when the incentive is offered.

Cash and Cash Equivalents—

Cash and cash equivalents include cash on hand and deposits in bank including time deposits. The Company considers all time deposits with an original maturity of one year or less to be cash equivalents. Such time deposits can be withdrawn at any time without diminution of the principal amount.

Available-for-Sale Securities—

Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all debt securities and marketable equity securities held by the Company are classified as available-for-sale securities, and are carried at their fair values with unrealized gains and losses reported in other comprehensive income (loss). The cost of securities is determined using the average-cost method.

The Company reviews the fair value of its available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the security is written down to fair value and the resulting realized loss is included in the consolidated statements of operations. For such marketable debt and equity securities, we assume the decline is other than temporary when market value is less than cost for a period of six months, or sooner depending on severity of decline or other factors.

Sundry Investments—

Sundry investments are stated at cost. The Company reviews the investments for impairment when the events or changes in circumstances that may have significant adverse effect on the value of those investments are identified. The investments are written down if the value of investments is estimated to have declined and such decline is other than temporary.

Inventories—

Inventories are valued at the lower of cost, which is determined principally by the average-cost method, or market, which is net realizable value. Cost of finished goods and work in process inventories include the cost of materials, labor and applied factory overhead. Applied factory overhead includes depreciation on production related assets, utilities of the production area, and production tools and equipment that are not capitalized. Inventories are reviewed periodically and items considered to be slow moving or obsolete are written down to market, net realizable value.

Property, Plant and Equipment and Depreciation—
Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based on the estimated useful lives of the assets.

The principal ranges of estimated useful lives are as follows:

Buildings	15–65 years
Machinery and equipment	2–10 years

Goodwill and Other Intangible Assets—
Under SFAS No. 142, "Goodwill and Other Intangible Assets," acquired goodwill and other intangible assets that are determined to have an indefinite life are no longer amortized. Instead, the carrying value of these assets are reviewed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets that are determined to have a definite life are amortized over their estimated useful lives. At March 31, 2005, the Company had no goodwill. Amortization of intangible assets with definite lives is computed using the straight-line method with no residual value. The cost of patents is amortized over seven to nineteen years and software is amortized principally over two to five years.

Long-Lived Assets—
On April 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which applied to all long-lived assets.

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. For the purpose of assessment of an impairment loss, the Company groups long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When the sum of expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

In fiscal 2003, the Company sold its subsidiaries' stock and recorded gains of ¥768 million. The subsidiaries' main operation was karaoke business.

Warranty Reserve—
The Company engages in extensive product quality programs and processes including actively monitoring and evaluating the quality of component suppliers. The Company's warranty obligation is affected by product failure rates and service costs incurred in correcting product failure. The Company provides for the estimated cost of product warranties at the time revenue is recognized. These estimates are established using historical information.

Long-term Debt—
Premiums and issuance costs of long-term debt are amortized over the term of long-term debt using the interest method.

Income Taxes—
Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at year-end. These deferred taxes are measured by applying currently enacted tax laws. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

Research and Development Costs and Advertising Cost—
Research and development costs and advertising cost are expensed as incurred.

Shipping and Handling Charges—
Shipping and handling costs totaled ¥10,373 million, ¥11,282 million and ¥12,830 million ($119,907 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

Accounting for Stock-Based Compensation—
The Company accounts for its stock-based compensation agreements using the fair value based method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

Earnings (loss) per Share—

Basic net income (loss) per share has been computed by dividing net income (loss) available to holders of common stock by the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution and has been computed on the basis that all dilutive potential common stocks were exercised.

Derivatives—

Derivative financial instruments utilized by the Company are comprised principally of forward exchange contracts and currency swaps. Forward exchange contracts, the majority of which mature within six months, and currency swaps, which mature from 2005 to 2006, are utilized to hedge exposures to foreign exchange risk and interest risk. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133," and by SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." Under SFAS No. 133, all derivative instruments are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded in other comprehensive income, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

Forward exchange contracts and currency swaps are utilized to hedge certain foreign currency and interest rate exposures. However, none of these derivatives were designated as hedging instruments under SFAS No. 133 at March 31, 2003, 2004 and 2005. Unrealized gains and losses on such instruments are recognized currently in earnings.

Reclassifications—

Certain reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

New Accounting Standards—

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the language used in Accounting Research Bulletin No. 43 with respect to accounting for abnormal amounts of idle facility expenses, freight, handling costs and spoilage. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005, and is required to be adopted by the Company effective April 1, 2006. The adoption of this standard is not expected to have any material impact on the Company's consolidated statements of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29," which will become effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Accounting Principles Board ("APB") Opinion No. 29 generally requires that exchanges of nonmonetary assets be measured based on fair value of the assets exchanged but provided an exception for nonmonetary exchanges of similar productive assets, which did not result in a change in carrying value for the new asset acquired even if the cash flows resulting from the exchange would change significantly. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchanges lack commercial substance if the cash flows to the entity will not change significantly as a result of the exchange. The adoption of this standard is not expected to have any material impact on the Company's consolidated statements of operations or financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." The revised SFAS No. 123 supersedes APB Opinion No. 25, which requires recognition of an expense when goods or services are provided, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS No. 123. The adoption of this standard is not expected to have any material impact on the Company's consolidated statements of operations or financial position because the Company accounts for its stock-based compensation agreements using the fair value based method, not the intrinsic value method prescribed by APB Opinion No. 25.

In March 2004, the EITF confirmed as a consensus EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The objective of this issue is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosures required by EITF 03-1 have not been deferred and are effective for the annual periods ending after June 15, 2004.

2. Supplemental cash flow information:

Selected cash payments and noncash activities for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Cash payment for interest	¥2,654	¥ 2,458	¥ 2,038	$ 19,047
Cash payment for income taxes	9,047	14,260	17,195	160,701
Noncash investing activities:				
Acquisition of a subsidiary:				
Fair value of assets, net of cash acquired	–	–	60,736	567,626
Liability assumed including capital lease obligation of ¥12,882 million ($120,393 thousand)	–	–	(26,721)	(249,729)
Payment for acquisition of a subsidiary, net of cash acquired	–	–	34,015	317,897
Sales of discontinued operations:				
Transferred assets	–	14,932	–	–
Transferred liabilities	–	(11,823)	–	–
Foreign currency translation adjustments	–	(37)	–	–
Gain on sales	–	1,825	–	–
Cash received—net	–	4,897	–	–

3. Acquisition:

On September 30, 2004, the Company acquired 100% of the issued common stock of NEC Plasma Display Corporation ("NPD"), a subsidiary of NEC Corporation, and the intellectual property rights of NPD for cash in an aggregate amount of ¥35,097 million. NPD changed its name to Pioneer Plasma Display Corporation ("PPD") on September 30, 2004. This acquisition was to meet a fast-growing global demand of plasma displays and to ensure its leading role in this market.

The consolidated financial statements for the year ended March 31, 2005 include the operating results of PPD from the date of acquisition.

In connection with this acquisition, ¥6,937 million was assigned to intangible asset of patents subject to amortization with an amortization period of 7 years which is based on legal provisions that may limit the useful life.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	Millions of Yen
Current assets	¥15,390
Property, plant and equipment	37,426
Acquired intangible asset of patent	6,937
Other assets	2,065
Current liabilities	(17,420)
Long-term liabilities	(9,301)
Net assets acquired	¥35,097

The following unaudited pro forma information shows the results of the Company's consolidated operations for the years ended March 31, 2004 and 2005 as if the acquisition had been completed at the beginning of each fiscal year presented.

	Unaudited	
	Millions of Yen	
	2004	2005
Revenues	¥752,858	¥754,161
Net income (loss)	17,332	(19,002)

	Yen	
	2004	2005
Net income (loss) per share:		
Basic	¥98.80	¥(108.34)
Diluted	98.02	(108.34)

4. Discontinued operations:

For the year ended March 31, 2004 in accordance with SFAS No. 144, the Company presented the results of discontinued operations as a separate line item in the consolidated statements of operations under "Income from discontinued operations, net of tax."

In order to improve management efficiency by concentrating resources in strategic business, the Company reached an agreement to sell 100% of its shares in two of its wholly-owned subsidiaries, Pioneer LDC, Inc. and Pioneer Entertainment (USA) Inc., to Dentsu Inc., Japan's largest comprehensive advertising agency. These subsidiaries were engaged in the audio/video software businesses in Tokyo, Japan and in California, the United States of America, respectively. The transfer of 100% of the shares of Pioneer LDC, Inc. and 90% of the shares of Pioneer Entertainment (USA) Inc. owned by the Company were each completed in the year ended March 31, 2004. The remaining shares of Pioneer Entertainment (USA) Inc. are expected to be transferred to Dentsu Inc. by September 30, 2006.

In March 2004, Q-Tec, Inc., which had been a 99.26% owned subsidiary of the Company, became an independent company through a management buyout after acquiring all of the shares owned by the Company, with a business alliance of Vision Capital Corporation and Memory-Tech Corporation.

Summarized selected financial information for the years ended March 31, 2003 and 2004 for the discontinued operations reclassified during the year ended March 31, 2004 was as follows:

	Millions of Yen	
	2003	2004
Revenues	¥35,051	¥16,664
Cost and expenses	¥34,500	¥16,324
Income before income taxes	¥ 551	¥ 340
Gain on sales of discontinued operations	–	1,825
Income taxes (benefit)	415	(2,310)
Income from discontinued operations	¥ 136	¥ 4,475

5. Available-for-sale securities and sundry investments:

Cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value of available-for-sale securities at March 31, 2004 and 2005 were as follows:

	Millions of Yen							
	2004				2005			
	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Marketable equity securities:								
Non-current	¥6,520	¥17,890	¥1	¥24,409	¥5,734	¥16,438	¥2	¥22,170
Marketable debt securities:								
Non-current	106	1	–	107	94	4	–	98
Total	¥6,626	¥17,891	¥1	¥24,516	¥5,828	¥16,442	¥2	¥22,268

	Thousands of U.S. Dollars			
	2005			
	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Marketable equity securities:				
Non-current	$53,589	$153,626	$19	$207,196
Marketable debt securities:				
Non-current	878	38	–	916
Total	$54,467	$153,664	$19	$208,112

The following table presents fair value and unrealized losses of available-for-sale marketable equity securities, aggregated by length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2005.

	Millions of Yen		Thousands of U.S. Dollars	
	Less than 12 Months		Less than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	¥16	¥2	$150	$19

At March 31, 2005, the fair values of marketable debt securities by contractual maturities for securities classified as available-for-sale due in one year through five years were ¥98 million ($916 thousand).

Gross realized gain on available-for-sale securities for the years ended March 31, 2004 and 2005 were ¥43 million and ¥2,300 million ($21,495 thousand), respectively. Gross realized losses for the years ended March 31, 2003, 2004 and 2005 were ¥16 million, ¥6 million and ¥1 million ($9 thousand), respectively. There was no gross realized gain on available-for-sale securities recorded for the year ended March 31, 2003.

The Company holds marketable equity securities of customers and financial institutions for the purpose of maintaining long-term relationships, whose share prices are highly volatile. The Company has one investment in Japan which was in an unrealized loss position due to the share price's poor performance at March 31, 2005. The duration of the impairment was less than six months. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of the impairment. Based on that evaluation and the Company's ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider this investment to be other-than-temporarily impaired at March 31, 2005. For the years ended March 31, 2003, 2004 and 2005, losses on other than temporary impairment of marketable equity securities were ¥1,346 million, ¥27 million and ¥3 million ($28 thousand), respectively. For the year ended March 31, 2005, a loss on other-than-temporary impairment of marketable debt securities was ¥3 million ($28 thousand).

Sundry investments consist of non-marketable equity securities and memberships. The aggregate cost of the Company's non-marketable equity securities totaled ¥2,977 million ($27,823 thousand) at March 31, 2005. Investments with an aggregate cost of ¥2,970 million ($27,757 thousand) were not evaluated for impairment because (a) those investments were not practicable to estimate the fair value and (b) the Company did not identify any events or changes in circumstances that may have had significant adverse effect on the fair value of those investments.

6. Inventories:

Inventories at March 31, 2004 and 2005 comprise the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Finished products	¥ 51,360	¥ 52,807	$ 493,523
Work in process	27,956	26,330	246,075
Materials and supplies	28,490	29,878	279,233
Total	¥107,806	¥109,015	$1,018,831

7. Investments in and advances to affiliated companies:

Investments in and advances to affiliated companies principally represent the Company's equity in the underlying assets of 20% to 50% owned companies. Dividends received from companies accounted for on an equity basis were ¥58 million, ¥4 million and ¥4 million ($37 thousand), respectively, for the years ended March 31, 2003, 2004 and 2005.

Retained earnings include the parent company's and its consolidated subsidiaries' equity in undistributed earnings of 20% to 50% owned companies accounted for on an equity basis in the amount of ¥310 million and ¥329 million ($3,075 thousand) at March 31, 2004 and 2005, respectively.

Summarized financial information of companies owned 20% to 50%, including ELDis, Inc., 47.5% owned by Tohoku Pioneer Corporation, a 67% owned subsidiary, accounted for by the equity method of accounting is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Current assets	¥10,619	¥ 8,427	$ 78,757
Property, plant and equipment	28,978	25,326	236,692
Other assets	393	403	3,766
Total assets	¥39,990	¥34,156	$319,215
Current liabilities	¥ 2,822	¥ 5,116	$ 47,813
Long-term liabilities	27,110	24,736	231,178
Shareholders' equity	10,058	4,304	40,224
Total liabilities and shareholders' equity	¥39,990	¥34,156	$319,215

	Millions of Yen			Thousands of U.S. Dollars
Year ended March 31	2003	2004	2005	2005
Net sales	¥7,845	¥8,408	¥9,229	$86,252
Gross profit (loss)	808	1,004	(1,932)	(18,056)
Net loss	6,802	5,023	5,801	54,215

8. Intangible assets:

Intangible assets subject to amortization acquired during the year ended March 31, 2005 totaled ¥12,189 million ($113,916 thousand) and primarily consist of software of ¥4,853 million ($45,355 thousand) and patents of ¥6,937 million ($64,832 thousand) (see Note 3). The weighted-average amortization periods for software, patents and total acquired during the year ended March 31, 2005 are 3.5 years, 7.0 years and 5.9 years, respectively.

Intangible assets subject to amortization are comprised of the following:

	Millions of Yen				Thousands of U.S. Dollars	
	2004		2005		2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Software	¥31,161	¥(15,412)	¥34,281	¥(19,595)	$320,383	$(183,131)
Patents	22,798	(21,426)	28,107	(20,538)	262,682	(191,944)
Other	2,693	(848)	2,737	(940)	25,580	(8,785)
Total	¥56,652	¥(37,686)	¥65,125	¥(41,073)	$608,645	$(383,860)

The aggregate amortization expense for intangible assets for the years ended March 31, 2003, 2004 and 2005 was ¥7,949 million, ¥6,109 million and ¥7,229 million ($67,561 thousand), respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥6,811	$63,654
2007	5,929	55,411
2008	4,192	39,178
2009	3,059	28,589
2010	2,346	21,925

9. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2004 and 2005 comprise the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Bank loans:			
Weighted-average interest rate 1.74% at March 31, 2004 and 1.25% at March 31, 2005:			
Uncollateralized	¥23,327	¥33,152	$309,832

Long-term debt at March 31, 2004 and 2005 comprises the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Loans, principally from banks, maturing serially through 2013 interest ranging from 3.06% to 3.90% at March 31, 2004 and from 2.90% to 3.06% at March 31, 2005:			
Collateralized	¥ 2,804	¥ 1,960	$ 18,318
Uncollateralized	3,680	50	467
2.35% Uncollateralized bonds due 2005	15,000	15,000	140,187
2.80% Uncollateralized bonds due 2008	10,000	10,000	93,458
Zero coupon convertible bonds due 2011, including unamortized issue premium, ¥1,779 million ($16,626 thousand) (effective annual rate 0.5%)	62,079	61,779	577,374
Long-term capital lease obligations, 1.25% to 3.26% at March 31, 2005, due principally to 2012	–	11,129	104,009
Industrial development U.S. dollar revenue bonds due 2005 with fluctuating interest rates (1.29% at March 31, 2004 and 1.70% at March 31, 2005), subject to maximum rate of 15% in 2004 and 2005 and other	638	577	5,393
Total	94,201	100,495	939,206
Less—Portion due within one year	4,510	19,276	180,150
Total	¥89,691	¥ 81,219	$759,056

The outstanding bond indentures generally require the parent company to provide collateral for the outstanding bonds if the parent company provides collateral to new bonds issued in Japan.

On March 5, 2004, the parent company issued ¥60,000 million zero coupon convertible bonds due 2011 (bonds with stock acquisition rights) ("Bonds") at 103.5% of their principal amount. The Bonds do not bear interest. The stock acquisition rights are not transferable separately from the Bonds. The Bonds are traded on the London Stock Exchange's market for listed securities. The Bonds were issued in the denomination of ¥5 million each and each bondholder is entitled to exercise the stock acquisition right from April 1, 2006 until February 18, 2011 (unless previously redeemed) into common shares at an initial conversion price, subject to adjustment in certain events, of ¥4,022. Market price of common stock at the date of issuance of the Bonds was ¥3,220.

Parent company may redeem all, but not some of the Bonds, with advance irrevocable notice to bondholders in each case (1) if the closing price of common stock for each of the 30 consecutive trading days is at least 120% of the conversion price on or after March 4, 2007 and prior to maturity, or (2) if the laws or regulations of Japan having power to tax is changed, or (3) if a resolution is passed at the general meeting of shareholders of the parent company to become a wholly-owned subsidiary of another company.

The stock acquisition right is also exercisable on or after March 19, 2004 if the parent company issues an irrevocable notice to bondholders for (2) or (3) above, or if a resolution passes at a general meeting of shareholders of parent company (a) for any consolidation or amalgamation of parent company with any company, or (b) for any split of parent company's business, or (c) for the parent company to become a wholly-owned subsidiary of another company.

The parent company will redeem the outstanding Bonds at 100% of their principal amount on March 4, 2011.

Unused lines of credit for short-term financing at March 31, 2005 approximated ¥230,109 million ($2,150,551 thousand) of which ¥30,000 million ($280,374 thousand) relates to commercial paper programs. Unused commitments for long-term financing arrangements at March 31, 2005 amounted to ¥5,000 million ($46,729 thousand). There were no commitment fees.

Land and buildings with a book value of ¥5,999 million ($56,065 thousand) were pledged as collateral for certain long-term loans of the Company at March 31, 2005.

The aggregate annual maturities of long-term debt during the five years ending March 31, 2010 and thereafter are as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 19,276	$180,150
2007	3,338	31,196
2008	2,649	24,757
2009	10,740	100,374
2010	716	6,692
2011 and thereafter	63,776	596,037
Total	¥100,495	$939,206

Substantially all short-term and long-term loans from banks are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantors with respect to the loans, and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. The Company has no compensating balance arrangements with any lending bank.

10. Pension plans and accrued severance cost:

The parent company and major domestic subsidiaries have trusteed non-contributory defined benefit pension plans which cover substantially all of their employees. The benefits are in the form of annuity payments and/or lump-sum payments and are based on points and length of service and conditions under which termination occurs. The Company's policy is to fund amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to the limitation on deductibility imposed by the Japanese income tax laws.

The Company also sponsors a domestic contributory defined-benefit welfare pension plan (the "welfare pension plan") covering substantially all of its Japanese employees. The benefits of the welfare pension plan are primarily based on years of service and on the average compensation during years of service and subject to governmental regulations. The welfare pension plan consists of a substitutional portion, which has been specified by the Japanese government's welfare pension regulations, and a corporate portion established by the Company. Management considers that a portion of the welfare pension plan, which is administered by a board of trustees composed of management and labor representatives, represents a welfare pension plan carried on behalf of the Japanese government.

The Company received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion on October 29, 2003 and an exemption from the obligation to pay benefits for past employee service related to the substitutional portion on November 1, 2004. On March 11, 2005, the benefit obligation of the substitutional portion and the related government-specified portion of plan assets of the welfare pension plan were transferred to the government. In accordance with EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the Company recorded the transaction upon completion of transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The transfer resulted in the Company recording a subsidy from the government of ¥48,697 million ($455,112 thousand) representing the difference between the accumulated benefit obligation of the substitutional portion and the related plan assets. Additionally, the Company recorded a reduction in net periodic benefit cost related to the derecognition of previously accrued salary progression of ¥2,402 million ($22,448 thousand) and a settlement loss of ¥51,893 million ($484,981 thousand). The total amount of derecognition of previously accrued salary progression and settlement loss is allocated to cost of sales of ¥25,339 million ($236,813 thousand) and selling, general and administrative expenses of ¥24,152 million ($225,720 thousand).

In the year ended March 31, 2005, the Company amended the corporate portion of the contributory plan. A major change was a change in the benefits calculation factor and the period of benefit payments. The amendment generated an unrecognized prior service gain of ¥9,602 million ($89,738 thousand).

The plan assets and pension obligation for the non-contributory plans and the contributory plan of the parent company and certain subsidiaries are measured at March 31 in each fiscal year.

Net periodic benefit costs for the non-contributory plans and the contributory plan of the parent company and certain domestic subsidiaries for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

						Millions of Yen		Thousands of U.S. Dollars
	2003		2004		2005		2005	
	Non-contributory Plans	Contributory Plan	Non-contributory Plans	Contributory Plan	Non-contributory Plans	Contributory Plan	Non-contributory Plans	Contributory Plan
Service cost	¥2,884	¥2,400	¥2,892	¥2,860	¥2,795	¥ 1,745	$26,121	$ 16,308
Interest cost	1,695	3,195	1,518	3,301	1,712	3,512	16,000	32,823
Expected return on assets	(1,606)	(1,941)	(1,386)	(1,741)	(1,692)	(2,037)	(15,813)	(19,037)
Amortization of unrecognized net actuarial loss	1,021	1,853	1,632	2,428	1,185	2,040	11,075	19,065
Amortization of unrecognized net assets at date of application	(163)	(344)	(160)	(344)	(160)	(344)	(1,495)	(3,215)
Amortization of unrecognized prior service gain	(535)	(364)	(535)	(364)	(535)	(364)	(5,000)	(3,402)
Settlement loss	–	–	–	–	–	51,893	–	484,981
Derecognition of previously accrued salary progression	–	–	–	–	–	(2,402)	–	(22,448)
Net periodic benefit cost	¥3,296	¥4,799	¥3,961	¥6,140	¥3,305	¥54,043	$30,888	$505,075
Actuarial assumptions used to determine net periodic pension cost:								
Discount rate	2.7%	4.3%	2.2%	4.1%	2.5%	4.1%		
Rate of salary increase	–*	2.7%	–*	2.6%	–*	2.6%		
Long-term rate of return on plan assets	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%		

*Non-contributory plans are not pay-related.

Reconciliations of beginning and ending balances of benefit obligations and the fair value of the plan assets are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2004		2005		2005	
	Non-contributory Plans	Contributory Plan	Non-contributory Plans	Contributory Plan	Non-contributory Plans	Contributory Plan
Change in benefit obligation:						
Benefit obligation at beginning of year	¥ 69,446	¥ 80,512	¥ 68,465	¥ 85,660	$ 639,860	$ 800,561
Service cost	2,892	2,860	2,795	1,745	26,121	16,308
Interest cost	1,518	3,301	1,712	3,512	16,000	32,823
Plan participants' contribution	–	659	–	39	–	364
Actuarial loss (gain)	(3,004)	(543)	(922)	37,013	(8,617)	345,916
Lump-sum cash payments	(1,429)	–	(1,878)	–	(17,551)	–
Benefits paid	(507)	(1,129)	(623)	(1,287)	(5,822)	(12,028)
Transfer of substitutional portion	–	–	–	(92,219)	–	(861,860)
Plan amendment	–	–	–	(9,602)	–	(89,738)
Decrease due to sales of discontinued operations	(451)	–	–	–	–	–
Benefit obligation at end of year	¥ 68,465	¥ 85,660	¥ 69,549	¥ 24,861	$ 649,991	$ 232,346
Change in plan assets:						
Fair value of plan assets at beginning of year	¥ 35,923	¥ 44,639	¥ 43,375	¥ 52,220	$ 405,374	$ 488,037
Actual return on plan assets	5,739	5,670	2,016	688	18,841	6,430
Employer contribution	4,040	2,381	4,074	1,821	38,074	17,019
Plan participants' contribution	–	659	–	39	–	364
Lump-sum cash payments	(1,429)	–	(1,878)	–	(17,551)	–
Benefits paid	(507)	(1,129)	(623)	(1,287)	(5,822)	(12,028)
Transfer of substitutional portion	–	–	–	(41,120)	–	(384,299)
Decrease due to sales of discontinued operations	(391)	–	–	–	–	–
Fair value of plan assets at end of year	¥ 43,375	¥ 52,220	¥ 46,964	¥ 12,361	$ 438,916	$ 115,523
Funded status	¥(25,090)	¥(33,440)	¥(22,585)	¥(12,500)	$(211,075)	$(116,823)
Unrecognized actuarial loss	27,476	35,483	25,045	19,912	234,066	186,094
Unrecognized net assets at the date of application	(486)	(953)	(326)	(609)	(3,047)	(5,691)
Unrecognized prior service gain	(7,700)	(4,209)	(7,165)	(13,447)	(66,963)	(125,673)
Net amount recognized	¥ (5,800)	¥ (3,119)	¥ (5,031)	¥ (6,644)	$ (47,019)	$ (62,093)
Amounts recognized in the statement of financial position consist of:						
Accrued benefit liabilities	¥(23,017)	¥(27,302)	¥(20,589)	¥(12,170)	$(192,421)	$(113,738)
Accumulated other comprehensive income	17,217	24,183	15,558	5,526	145,402	51,645
Net amount recognized	¥ (5,800)	¥ (3,119)	¥ (5,031)	¥ (6,644)	$ (47,019)	$ (62,093)
Accumulated benefit obligation at end of year	¥ 66,392	¥ 79,522	¥ 67,543	¥ 24,531	$ 631,243	$ 229,261
Actuarial assumptions used to determine benefit obligations:						
Discount rate	2.5%	4.1%	2.5%	2.5%		
Rate of salary increase	–*	2.6%	–*	–**		

*Non-contributory plans are not pay-related.

**Corporate portion of contributory plan are not pay-related.

Substantially all of the employees of U.S. and European subsidiaries are covered by defined benefit pension plans.

The plan assets and pension obligations for the defined benefit pension plans of U.S. and European subsidiaries are measured at March 31 in each fiscal year.

Net periodic benefit costs for the defined benefit pension plans of U.S. and European subsidiaries for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Service cost	¥566	¥542	¥565	$5,280
Interest cost	632	639	693	6,477
Expected return on assets	(166)	(442)	(580)	(5,420)
Amortization of unrecognized net actuarial loss (gain)	(9)	11	52	486
Amortization of unrecognized prior service cost	17	16	4	37
Curtailment/settlement loss (gain)	(168)	(18)	26	243
Net periodic benefit cost	¥872	¥748	¥760	$7,103
Actuarial assumptions used to determine net periodic pension cost:				
Discount rate	6.5%	6.1%	5.6%	
Rate of salary increase	4.3%	3.9%	4.0%	
Long-term rate of return on plan assets	7.5%	7.6%	7.0%	

Reconciliations of beginning and ending balances of benefit obligations and the fair value of the plan assets are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Change in benefit obligation:			
Benefit obligation at beginning of year	¥10,732	¥12,574	$117,514
Service cost	542	565	5,280
Interest cost	639	693	6,477
Plan participants' contribution	103	110	1,028
Actuarial loss	1,496	781	7,299
Benefits paid	(235)	(228)	(2,131)
Curtailment	(80)	(1,412)	(13,196)
Translation adjustments	(623)	512	4,785
Benefit obligation at end of year	¥12,574	¥13,595	$127,056
Change in plan assets:			
Fair value of plan assets at beginning of year	¥ 6,248	¥ 7,656	$ 71,551
Actual return on plan assets	1,249	499	4,664
Employer contribution	703	990	9,252
Plan participants' contribution	103	110	1,028
Benefits paid	(232)	(228)	(2,131)
Translation adjustments	(415)	303	2,832
Fair value of plan assets at end of year	¥ 7,656	¥ 9,330	$ 87,196
Funded status	¥ (4,918)	¥ (4,265)	$ (39,860)
Unrecognized actuarial loss	2,317	1,814	16,954
Unrecognized prior service cost	62	58	542
Net amount recognized	¥ (2,539)	¥ (2,393)	$ (22,364)
Amounts recognized in the statement of financial position consists of:			
Accrued benefit liabilities	¥ (3,096)	¥ (3,263)	$ (30,495)
Accumulated other comprehensive income	557	870	8,131
Net amount recognized	¥ (2,539)	¥ (2,393)	$ (22,364)
Accumulated benefit obligation at end of year	¥10,556	¥12,344	$115,364
Actuarial assumptions used to determine benefit obligations:			
Discount rate	5.6%	5.4%	
Rate of salary increase	4.0%	4.0%	

The accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Accumulated benefit obligations	¥10,430	¥11,474	$107,234
Fair value of plan assets	7,483	8,369	78,215

The unrecognized prior service gain/cost, the unrecognized actuarial loss and the unrecognized net assets at the date of initial application are being amortized over the average remaining service period of employees.

The Company determines the expected long-term rate of return on pension plan assets based on weighted average of expected long-term returns on various categories of plan assets, reflecting the current and target allocations of pension plan asset. Expected long-term return by asset category is derived from historical studies by investment advisors.

The pension plan weighted-average asset allocations at March 31, 2004 and 2005, by asset category are as follows:

Asset Category	2004	2005
Equity securities	46%	53%
Debt securities	30	34
Real estate and other	24	13
Total	100%	100%

The Company's investment policy is to maintain a diversified portfolio of asset classes with the primary goal of producing an adequate return that, when combined with the Company's contribution, will maintain the fund's ability to meet future cash requirements for pension benefit payments. For primary domestic pension plans, the target asset allocation is established based on long-term pension plan asset/liability studies, and the current weighted-average target asset allocation for these plans is; equity securities 56%, debt securities 41%, other 3%. All the assets are externally managed and investment managers have discretion to carry out investment operations within their respective mandates specified by the Company.

With respect to directors, provision is made for lump-sum severance indemnities on a basis considered adequate for such future payments as may be approved by the shareholders.

In June 2002, Tohoku Pioneer Corporation, a 67% owned subsidiary, implemented a voluntary early retirement plan. In relation to this plan, the Company recorded special termination benefits of ¥1,424 million. These special termination benefits were included in the selling, general and administrative expenses.

The Company expects to contribute ¥6,522 million ($60,953 thousand) to its defined benefit plans in the year ending March 31, 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 2,314	$ 21,626
2007	2,905	27,150
2008	3,567	33,336
2009	4,028	37,645
2010	4,499	42,047
Years 2011–2015	26,888	251,290

11. Income taxes:

The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal statutory tax rate of approximately 42% for the years ended March 31, 2003 and 2004 and 41% for the year ended March 31, 2005 in Japan. A change in the tax rate was enacted in Japan in March 2003 and the normal effective statutory tax rate effective for the year beginning April 1, 2004 was changed from 42% to 41%.

Income tax expense for the year ended March 31, 2004 included ¥682 million charges resulting from the settlement of a proposed assessment from the U.S. Internal Revenue Service relating to an adjustment to transfer prices between affiliated companies for the years ended March 31, 1997 through 1999.

The Company's provision for income taxes differed from the provision for income taxes at the normal statutory tax rates in Japan as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Computed tax expense at normal statutory tax rate	¥11,793	¥17,576	¥ (77)	$ (720)
Increase (decrease) resulting from:				
Loss operations	992	1,294	6,137	57,355
Realization of tax benefit of operating loss carryforwards	(1,056)	(395)	(671)	(6,271)
Expenses not deductible for tax purpose:				
Domestic	269	280	251	2,346
Foreign	439	149	325	3,037
Difference in foreign and Japanese tax rates	(1,595)	(1,608)	(1,848)	(17,271)
Effect of tax rate change on deferred taxes	835	447	–	–
Tax benefit for discontinued operations	–	3,025	–	–
Tax credit for research and development expenses	(530)	(898)	(232)	(2,168)
Other	(2,115)	(1,283)	957	8,944
Provision for income taxes	¥ 9,032	¥18,587	¥4,842	$45,252

Total income taxes provided for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Provision for income taxes on income from continuing operations	¥9,032	¥18,587	¥ 4,842	$ 45,252
Provision for income taxes (benefit) on income from discontinued operations	415	(2,310)	–	–
Shareholders' equity—directly charged (credited):				
Minimum pension liability adjustments	(8,927)	6,953	8,225	76,869
Net unrealized gains on securities	(899)	4,009	(593)	(5,542)
Total	¥ (379)	¥27,239	¥12,474	$116,579

Income from continuing operations before income taxes and income tax expense comprised the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Income (loss) from continuing operations before income taxes:				
Domestic	¥10,137	¥18,481	¥(8,656)	$(80,897)
Foreign	17,942	23,367	8,469	79,149
Total	¥28,079	¥41,848	¥ (187)	$ (1,748)
Income taxes—Current:				
Domestic	¥ 6,643	¥10,799	¥ 4,091	$ 38,233
Foreign	7,834	7,030	3,597	33,617
Total	¥14,477	¥17,829	¥ 7,688	$ 71,850
Income taxes—Deferred:				
Domestic	¥ (3,296)	¥ (385)	¥(1,576)	$(14,729)
Foreign	(2,149)	1,143	(1,270)	(11,869)
Total	¥ (5,445)	¥ 758	¥(2,846)	$(26,598)

The significant components of the deferred tax assets and liabilities at March 31, 2004 and 2005 are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2004		2005		2005	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Inventories	¥ 6,911	–	¥ 5,590	–	$ 52,243	–
Marketable equity securities	2,971	¥5,017	2,040	¥4,445	19,066	$41,542
Allowance for notes and accounts receivable	1,040	–	824	–	7,701	–
Accrued expenses	11,893	–	16,316	–	152,486	–
Warranty reserve	2,784	–	1,863	–	17,411	–
Tax loss carryforwards	9,297	–	21,232	–	198,430	–
Pension and severance cost	22,268	–	15,116	–	141,271	–
Property	1,840	–	4,230	–	39,533	–
Depreciation	1,907	302	3,029	490	28,308	4,580
Royalty receivable	974	–	539	–	5,037	–
Other	10,268	3,408	6,539	2,469	61,112	23,075
Total	72,153	8,727	77,318	7,404	722,598	69,197
Valuation allowance	(11,591)	–	(20,605)	–	(192,570)	–
Total	¥60,562	¥8,727	¥56,713	¥7,404	$530,028	$69,197

The changes in the valuation allowance for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Millions of Yen				
Valuation Allowance	Balance at Beginning of Period	Addition*	Deduction	Translation Adjustments	Balance at End of Period
2003	¥18,299	¥ 5,741	¥(8,912)	¥164	¥15,292
2004	15,292	1,956	(5,469)	(188)	11,591
2005	11,591	12,851	(3,963)	126	20,605

	Thousands of U.S. Dollars				
Valuation Allowance	Balance at Beginning of Period	Addition*	Deduction	Translation Adjustments	Balance at End of Period
2005	$108,327	$120,103	$(37,037)	$1,177	$192,570

*"Addition" includes valuation allowance of ¥7,953 million ($74,327 thousand) recognized by PPD at the time of acquisition at September 30, 2004.

The valuation allowance principally relates to deferred tax assets for loss carryforwards of subsidiaries.

Decrease in valuation allowance for the year ended March 31, 2003 was mainly due to the reversal of valuation allowance which had been provided for a tax benefit, the realization of which had been determined to be not more likely than not, as profitability of subsidiaries improved. Decrease in valuation allowance for the year ended March 31, 2004 was mainly due to the reversal of valuation allowance for discontinued operations. Increase in valuation allowance for the year ended March 31, 2005 was mainly due to losses incurred for which the realization of the related deferred tax assets was determined to be not more likely than not.

At March 31, 2005, the Company has tax loss carryforwards which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 203	$ 1,897
2007	536	5,009
2008	593	5,542
2009	155	1,449
2010	6,630	61,963
Thereafter	47,973	448,346
Total	¥56,090	$524,206

No provision for income taxes is recognized on undistributed earnings of foreign subsidiaries that are not expected to be remitted in the foreseeable future. Undistributed earnings of foreign subsidiaries (including related foreign currency translation adjustments) at March 31, 2004 and 2005 amounted to approximately ¥116,689 million and ¥115,606 million ($1,080,430 thousand), respectively. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.

The domestic undistributed earnings would not, under the present Japanese tax laws, be subject to additional taxation.

12. Shareholders' equity:

Common Stock and Capital Surplus—

As permitted by the Commercial Code of Japan (the "Code") prior to April 1, 1991, the parent company had made free share distributions which were accounted for by a transfer from capital surplus to common stock or without any transfers in the capital accounts.

Companies in the United States issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the United States companies, ¥179,076 million ($1,673,607 thousand) would have been transferred from retained earnings to appropriate capital accounts as of March 31, 2005.

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as capital surplus.

Retained Earnings—

Retained earnings consist of legal reserve and unappropriated retained earnings.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve and capital surplus equals 25% of common stock. The amount of total capital surplus and legal reserve which exceeds 25% of the common stock is available for appropriations by resolution of the shareholders. In addition, the Code permits the transfer of a portion of capital surplus and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, capital surplus or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount available for dividends under the Code was ¥128,882 million ($1,204,505 thousand) as of March 31, 2005, that is based on the amount recorded in the parent company's general books and records maintained in accordance with accepted Japanese accounting practices. The adjustments are included in the accompanying consolidated financial statements to conform with U.S. GAAP, but are not recorded in the books, and have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment as described above, the Code imposes certain limitations on the amount of retained earnings available for dividends.

At the general shareholders meeting held on June 27, 2002, the shareholders of the parent company authorized the purchase of up to 10,000,000 shares of the parent company's common stock. In August 2002, November 2002 and February 2003, the parent company purchased 1,610,000 shares, 2,000,000 shares and 1,500,000 shares of their common stock, respectively, in the market for the aggregate cost of ¥11,492 million as a publicly announced plan to improve capital efficiency pursuant to a revision in the Code. In March 2005, the parent company purchased 1,000,000 shares of its common stock in the market for the cost of ¥1,963 million as a publicly announced plan.

The appropriations of retained earnings for the year ended March 31, 2005, which have been incorporated in the accompanying consolidated financial statements, will be proposed for approval at the general shareholders' meeting to be held on June 29, 2005, and will be recorded in the parent company's general books of account after shareholders' approval.

13. Stock-based compensation plans:

The Company has a stock option plan as an incentive plan for directors and selected employees.

In accordance with approval at shareholders' meetings on June 29, 2000 and June 28, 2001, the Company granted share subscription rights to employees. Also, in accordance with approval at shareholders' meetings on June 27, 2002, June 27, 2003 and June 29, 2004, the Company granted share acquisition rights to directors and certain employees of the Company. These options vest over two years and expire in five years from the date of grant. The Company recorded the fair value of the stock option as a part of their remuneration.

A summary of information for the Company's stock option plans is as follows:

			Yen		
Year	Plan	Exercisable Period	Weighted-Average Exercise Price	Weighted-Average Grant Date Share Price	Number of Shares (Thousands)
2001	Stock option	From July 1, 2002 to June 30, 2005	¥4,400	¥4,250	191
2002	Stock option	From July 1, 2003 to June 30, 2006	3,791	3,750	191
2003	Stock option	From July 1, 2004 to June 29, 2007	2,477	2,170	564
2004	Stock option	From July 1, 2005 to June 30, 2008	2,951	2,845	313
2005	Stock option	From July 3, 2006 to June 30, 2009	2,944	2,660	316

			U.S. Dollars	
Year	Plan	Exercisable Period	Weighted-Average Exercise Price	Weighted-Average Grant Date Share Price
2005	Stock option	From July 3, 2006 to June 30, 2009	$27.51	$24.86

Remuneration cost recognized for stock-based compensation plans for the years ended March 31, 2003, 2004 and 2005 were ¥149 million, ¥305 million and ¥270 million ($2,523 thousand), respectively.

The weighted-average fair value per share at the date of grant for the stock options granted during the years ended March 31, 2003, 2004 and 2005 were ¥704, ¥907 and ¥654 ($6.11), respectively. The fair value of the stock options granted on the date of grant, which is amortized to expense over the vesting period, is estimated using the Black-Scholes option-valuation model with the following weighted-average assumptions:

	2003	2004	2005
Risk-free interest rate	0.24%	0.34%	0.50%
Expected lives	3.48 years	3.48 years	3.48 years
Expected volatility	52.81%	48.13%	40.02%
Expected dividends	0.69%	0.88%	0.93%

A summary of the status of the Company's warrants, which expired up until August 26, 2004, and options as of March 31, 2003, 2004 and 2005, and changes during the years is as follows:

	Number of Shares (Thousands)	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price per Share	
			Yen	U.S. Dollars
Outstanding at March 31, 2002	1,177	2.5	¥3,798	
Granted	564		2,477	
Expired	(98)		2,188	
Outstanding at March 31, 2003	1,643	2.5	¥3,441	
Granted	313		2,951	
Expired	(284)		4,728	
Outstanding at March 31, 2004	1,672	2.4	¥3,131	
Granted	316		2,944	$27.51
Exercised	(4)		2,477	23.15
Expired	(413)		3,266	30.52
Outstanding at March 31, 2005	1,571	2.5	¥3,059	$28.59
Exercisable at March 31, 2004	795		¥3,664	
Exercisable at March 31, 2005	942		¥3,133	$29.28

14. Other comprehensive income:

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of Yen			
	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at March 31, 2002	¥(20,487)	¥4,583	¥ (8,832)	¥(24,736)
Adjustments for the year	(12,188)	(1,235)	(17,470)	(30,893)
Balance at March 31, 2003	(32,675)	3,348	(26,302)	(55,629)
Adjustments for the year	9,745	5,755	(21,700)	(6,200)
Balance at March 31, 2004	(22,930)	9,103	(48,002)	(61,829)
Adjustments for the year	11,744	(853)	3,269	14,160
Balance at March 31, 2005	¥(11,186)	¥8,250	¥(44,733)	¥(47,669)

	Thousands of U.S. Dollars			
	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at March 31, 2004	$(214,299)	$85,075	$(448,617)	$(577,841)
Adjustments for the year	109,757	(7,972)	30,551	132,336
Balance at March 31, 2005	$(104,542)	$77,103	$(418,066)	$(445,505)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of Yen			
	Before-Tax Amount	Tax (Expense) or Benefit	Minority Interest	Net-of-Tax Amount
2003:				
Minimum pension liability adjustments	¥(21,255)	¥ 8,927	¥ 140	¥(12,188)
Net unrealized gains on securities:				
Unrealized holding losses arising during year	(3,502)	1,472	7	(2,023)
Less—Reclassification adjustment for losses realized in net income	1,366	(573)	(5)	788
Net unrealized losses	(2,136)	899	2	(1,235)
Foreign currency translation adjustments	(18,178)	–	708	(17,470)
Other comprehensive income (loss)	¥(41,569)	¥ 9,826	¥ 850	¥(30,893)
2004:				
Minimum pension liability adjustments	¥ 16,803	¥ (6,953)	¥(105)	¥ 9,745
Net unrealized gains on securities:				
Unrealized holding gains arising during year	9,790	(4,013)	(16)	5,761
Less—Reclassification adjustment for gains realized in net income	(10)	4	–	(6)
Net unrealized gains	9,780	(4,009)	(16)	5,755
Foreign currency translation adjustments:				
Foreign currency translation adjustments arising during year	(23,010)	–	912	(22,098)
Less—Reclassification adjustment for losses realized in net income	398	–	–	398
Net foreign currency translation adjustments	(22,612)	–	912	(21,700)
Other comprehensive income (loss)	¥ 3,971	¥(10,962)	¥ 791	¥ (6,200)
2005:				
Minimum pension liability adjustments	¥20,003	¥ (8,225)	¥ (34)	¥11,744
Net unrealized gains on securities:				
Unrealized holding gains arising during year	843	(347)	4	500
Less—Reclassification adjustment for gains realized in net income	(2,293)	940	–	(1,353)
Net unrealized losses	(1,450)	593	4	(853)
Foreign currency translation adjustments	3,292	–	(23)	3,269
Other comprehensive income (loss)	¥21,845	¥ (7,632)	¥ (53)	¥14,160

	Thousands of U.S. Dollars			
	Before-Tax Amount	Tax (Expense) or Benefit	Minority Interest	Net-of-Tax Amount
2005:				
Minimum pension liability adjustments	$186,944	$(76,869)	$(318)	$109,757
Net unrealized gains on securities:				
Unrealized holding gains arising during year	7,879	(3,243)	37	4,673
Less—Reclassification adjustment for gains realized in net income	(21,430)	8,785	–	(12,645)
Net unrealized losses	(13,551)	5,542	37	(7,972)
Foreign currency translation adjustments	30,766	–	(215)	30,551
Other comprehensive income (loss)	$204,159	$(71,327)	$(496)	$132,336

15. Supplemental information:

Supplemental information for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Research and development expenses charged to cost and expenses	¥45,388	¥51,483	¥55,897	$522,402
Advertising costs charged to expense as incurred	11,089	12,813	11,599	108,402

Other income of revenues for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Gain on sale of available-for-sale securities and sundry investments	–	¥ 37	¥2,309	$21,579
Foreign exchange gain, net	–	–	462	4,318
Dividend income	¥283	326	385	3,598
Other	358	141	259	2,421
Total other income	¥641	¥504	¥3,415	$31,916

Other deductions of cost and expenses for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Impairment losses of long-lived assets	–	–	¥4,460	$41,682
Write-down of available-for-sale securities and sundry investments	¥1,369	¥ 245	51	477
Foreign exchange loss, net	2,045	1,244	–	–
Other	20	152	1,827	17,075
Total other deductions	¥3,434	¥1,641	¥6,338	$59,234

The Company recognized impairment losses of long-lived assets of ¥4,460 million ($41,682 thousand) for the year ended March 31, 2005 in accordance with the provisions of SFAS No. 144.

The Company reviewed PPD's production facilities for impairment because of the unfavorable post-acquisition changes in market conditions for plasma displays. For the impairment review purpose, PPD's production facilities were grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, and as a result, an impairment loss of ¥3,396 million ($31,738 thousand) was recognized as the excess of the carrying value of the asset group over the estimated fair value of the asset group. Fair value was determined using an expected present value technique.

In addition, a foreign subsidiary recognized an impairment loss of ¥477 million ($4,458 thousand) for the year ended March 31, 2005 related to the property and equipment of the plant to be closed.

During the year ended March 31, 2005, the Company decided to no longer sell set-top boxes for cable TV providers in the United States in order to shift its research and development resources toward products for the open cable market. The Company continues to manufacture and sell cable TV set-top boxes in Japan and there was no separate financial reporting for the distribution of the cable TV set-top boxes to the U.S. market. As a result of this decision, the Company recognized an impairment loss of ¥587 million ($5,486 thousand) related to intangible assets of software in Japan for the manufacture of cable TV set-top boxes to the U.S. market and, in addition to the impairment loss, charged ¥1,783 million ($16,664 thousand) in "Other" of other deductions of cost and expenses for asset disposal cost, employee termination benefits and contract termination costs for the year ended March 31, 2005.

16. Leased assets:

The Company leases certain land, machinery and equipment, office space, warehouses, computer equipment and employees' residential facilities.

An analysis of assets under capital leases was as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2005	2005
Machinery and equipment	¥12,625	$117,991
Accumulated depreciation	(1,794)	(16,767)
Total	¥10,831	$101,224

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2005:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 3,710	$ 34,673
2007	3,261	30,476
2008	2,478	23,159
2009	509	4,757
2010	499	4,663
2011 and thereafter	1,289	12,047
Total minimum lease payments	11,746	109,775
Less—Amount representing interest	617	5,766
Present value of net minimum lease payment	11,129	104,009
Less—Current obligations	3,441	32,159
Long-term capital lease obligations	¥ 7,688	$ 71,850

Rental expenses under operating leases for the years ended March 31, 2003, 2004 and 2005 aggregated ¥6,068 million, ¥6,268 million and ¥8,376 million ($78,280 thousand), respectively. Such rentals relate principally to cancelable leases which are renewable upon expiration.

The net minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2005 are as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 6,335	$ 59,206
2007	4,925	46,028
2008	3,585	33,505
2009	1,249	11,673
2010	1,051	9,822
Thereafter	2,552	23,850
Total minimum future rentals	¥19,697	$184,084

17. Financial instruments:

Derivatives—

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates and interest rates. Derivative financial instruments are utilized by the Company to reduce those risks but are not held or issued for trading purposes.

To hedge certain purchase and sale commitments and anticipated but not yet committed transactions denominated in other than functional currencies, the Company enters into forward exchange contracts.

The notional amounts of forward exchange contracts as of March 31, 2004 and 2005 were ¥20,505 million and ¥34,950 million ($326,636 thousand), respectively.

To change currency and interest rate features of intercompany finance transactions, the Company entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, the U.S. dollars floating interest rate intercompany borrowings into Japanese yen fixed and floating interest rate borrowings and euro fixed interest rate borrowings. The notional amounts of currency swap contracts as of March 31, 2004 and 2005 were ¥35,106 million and ¥35,489 million ($331,673 thousand), respectively.

Concentration of Credit Risk—

The Company distributes its products to a diverse group of domestic and foreign customers. Trade receivables arising from these sales represent credit risk to the Company. However, due to the large number and diversity of the Company's customer base, concentration of credit risk with respect to trade receivables is limited. The Company performs ongoing credit evaluation of its customers' financial condition and, generally, requires no collateral from its customers.

Derivative financial instruments that the Company holds or issues may expose the Company to credit risks if the counterparties are unable to meet the terms of such contracts.

The Company minimizes credit risk exposure of these derivatives by limiting the counterparties to major international banks and financial institutions as well as avoiding concentration with certain counterparties, and also by making frequent credit reviews of these counterparties. Management does not expect to incur any significant losses as the result of counterparty default.

18. Fair value of financial instruments:

The following table presents the carrying amounts and fair values of the Company's financial instruments at March 31, 2004 and 2005:

	Millions of Yen				Thousands of U.S. Dollars	
	2004		2005		2005	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:						
Available-for-sale securities	¥24,516	¥24,516	¥ 22,268	¥22,268	$208,112	$208,112
Sundry investments	528	541	411	452	3,841	4,224
Long-term receivables	253	244	185	179	1,729	1,673
Other financial instruments:						
Forward exchange contracts	790	790	50	50	467	467
Currency swap	–	–	190	190	1,776	1,776
Liabilities:						
Long-term debt, including current maturity	(94,201)		(100,495)		(939,206)	
Less—Capital lease obligations	–		11,129		104,009	
Long-term debt—net	(94,201)	(89,507)	(89,366)	(84,301)	(835,197)	(787,860)
Other financial instruments:						
Forward exchange contracts	(95)	(95)	(555)	(555)	(5,187)	(5,187)
Currency swap	(3,179)	(3,179)	(3,009)	(3,009)	(28,121)	(28,121)

Estimation of Fair Values—

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach is applied to cash and cash equivalents, trade receivables, short-term borrowings and trade payables.

The carrying amounts and the fair values of available-for-sale securities are disclosed in Note 5.

Sundry investments included non-marketable equity securities, amounting to ¥2,855 million and ¥2,977 million ($27,823 thousand) at March 31, 2004 and 2005, respectively, and memberships amounting to ¥528 million and ¥411 million ($3,841 thousand) at March 31, 2004 and 2005, respectively. The corresponding fair values of non-marketable equity securities at those dates were not computed as such estimation is not practicable. The fair values of memberships were estimated based on the market price.

The fair values of long-term receivables were estimated by discounting estimated future cash flows using current interest rates.

The fair values of the Company's long-term debt were estimated using a discounted cash flow analysis based on incremental borrowing rates for similar types of borrowing arrangements.

The fair values of forward exchange contracts were estimated based on the quoted market rates of similar contracts. The currency swap and the interest rate swap were valued at replacement cost.

The fair values of the Company's contingent liabilities for guarantees of loans are not significant.

19. Basic and diluted earnings (loss) per share:

A reconciliation of the numerators and denominators of basic and diluted net income (loss) per share computation for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Income (loss) from continuing operations	¥15,942	¥20,363	¥(8,789)	$(82,140)
Effect of dilution—Zero coupon convertible bonds	–	(21)	–	–
Income (loss) from continuing operations—diluted	¥15,942	¥20,342	¥(8,789)	$(82,140)
Income from discontinued operations, net of tax	¥ 136	¥ 4,475	–	–
Net income (loss)	¥16,078	¥24,838	¥(8,789)	$(82,140)
Effect of dilution—Zero coupon convertible bonds	–	(21)	–	–
Net income (loss)—diluted	¥16,078	¥24,817	¥(8,789)	$(82,140)

	Number of Shares (Thousands)		
Weighted-average common shares outstanding	178,168	175,433	175,389
Effect of dilutive convertible bonds	–	1,115	–
Effect of dilutive warrants	2	–	–
Effect of stock options	1	61	–
Diluted common shares outstanding	178,171	176,609	175,389

	Yen			U.S. Dollars
Basic net income per share:				
Income (loss) from continuing operations	¥89.48	¥116.07	¥(50.11)	$(0.47)
Income from discontinued operations, net of tax	0.76	25.51	–	–
Net income (loss)	¥90.24	¥141.58	¥(50.11)	$(0.47)
Diluted net income per share:				
Income (loss) from continuing operations	¥89.48	¥115.18	¥(50.11)	$(0.47)
Income from discontinued operations, net of tax	0.76	25.34	–	–
Net income (loss)	¥90.24	¥140.52	¥(50.11)	$(0.47)

20. Supplemental schedule:

The changes in the allowance for doubtful receivables for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Millions of Yen				
Allowance for Doubtful Receivables	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Deductions for Accounts Written Off	Translation Adjustments	Balance at End of Period
2003	¥5,319	¥ 411	¥(765)	¥(334)	¥4,631
2004	4,631	(667)	(13)	(417)	3,534
2005	3,534	(515)	(497)	88	2,610

	Thousands of U.S. Dollars				
Allowance for Doubtful Receivables	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Deductions for Accounts Written Off	Translation Adjustments	Balance at End of Period
2005	$33,028	$(4,813)	$(4,645)	$822	$24,392

The changes in the warranty reserve for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Millions of Yen				
Warranty Reserve	Balance at Beginning of Period	Provision	Payments	Translation Adjustments	Balance at End of Period
2003	¥6,481	¥7,642	¥(7,374)	¥(256)	¥6,493
2004	6,493	6,050	(6,669)	(455)	5,419
2005	5,419	8,030	(7,844)	117	5,722

	Thousands of U.S. Dollars				
Warranty Reserve	Balance at Beginning of Period	Provision	Payments	Translation Adjustments	Balance at End of Period
2005	$50,645	$75,047	$(73,308)	$1,093	$53,477

21. Commitments and contingent liabilities:

Commitments outstanding at March 31, 2005 for the purchase of property, plant and equipment and advertisement payments approximated ¥3,967 million ($37,075 thousand).

Contingent liabilities at March 31, 2005 principally for loans guaranteed in the ordinary course of business amounted to ¥25,403 million ($237,411 thousand).

Loans guaranteed at March 31, 2005 are as follows:

		Guaranteed Amount	
Guarantee for	Guaranteed until	Millions of Yen	Thousands of U.S. Dollars
Affiliated company	May 31, 2012–October 22, 2012	¥25,000	$233,645
Affiliated company	April 1, 2005–March 31, 2006	403	3,766
Total		¥25,403	$237,411

The Company entered into these guarantee agreements to sustain the business relationships.

The Company will be required to pay the guaranteed amounts if the affiliated companies are unable to repay.

During the year ended March 31, 2001, the Company received a notice of proposed assessment from the German tax authorities for approximately EUR 21 million (¥2,916 million translated at the foreign exchange rate at March 31, 2005) relating to a tax position taken in prior years concerning intercompany purchase prices. The Company officially challenged the proposed assessment by arbitration procedures. There was no progress during the year ended March 31, 2005. In the opinion of management, it is not possible at this time to determine the ultimate resolution of this matter.

22. Remuneration of directors, executive officers and corporate auditors:

The aggregate remuneration (including bonuses and stock-based compensation [see Note 13]) charged to income by the parent company for directors, executive officers and corporate auditors for the years ended March 31, 2003, 2004 and 2005 totaled ¥965 million, ¥1,238 million and ¥1,136 million ($10,617 thousand), respectively.

23. Subsequent event:

On April 15, 2005, Pioneer Speakers, Inc. ("PSI"), a wholly-owned U.S. subsidiary of Tohoku Pioneer Corporation received a notice from the United States Customs and Border Protection proposing additional custom duty and penalty of approximately $26 million (¥2,792 million translated at the foreign exchange rate at March 31, 2005) for alleged erroneous claims for preferential treatment of duties on products imported by PSI for the period of June 23, 1997 through December 31, 1999. PSI intends to file a petition for relief from this penalty action. In the opinion of management, it is not possible at this time to determine the ultimate outcome of this matter.

Report of Independent Registered Public Accounting Firm

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530,
Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.deloitte.com/jp

To the Board of Directors and Shareholders of Pioneer Corporation:

We have audited the accompanying consolidated balance sheets of Pioneer Corporation and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements do not present segment information concerning the Company's operations which, in our opinion, is required for a complete presentation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of segment information disclosures, such consolidated financial statements present fairly, in all material respects, the financial position of Pioneer Corporation and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 6, 2005

Member of
Deloitte Touche Tohmatsu

Significant Differences in Corporate Governance Practices

Companies listed on the New York Stock Exchange (the "NYSE") must comply with certain listing standards regarding corporate governance ("NYSE Corporate Governance"). Listed companies that are foreign private issuers, such as Pioneer Corporation (the "Company"), however, are permitted to follow home country practices in lieu of NYSE Corporate Governance. The Company's corporate governance practices which comply with Japanese laws, regulations and stock exchange rules, and NYSE Corporate Governance followed by U.S. listed companies have the following significant differences:

1. Directors

The Company currently has two (2) non-executive directors on its board of directors who satisfy the requirements of "outside directors" under the Commercial Code of Japan. "Outside director" is defined as a director who does not engage in the execution of business operations of a company and who (i) has not been a director responsible for the execution of business operations, executive officer, manager or employee of the company or any of its subsidiaries, and (ii) is not a director responsible for the execution of business operations or executive officer of any subsidiary of the company, and (iii) is not a manager or other employee of the company or any of its subsidiaries. The Commercial Code of Japan and related legislation [including the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations (the "Special Exception Law"), and collectively, the "Code"] do not require Japanese companies with boards of corporate auditors, such as the Company, to have any independent (in the meaning given by the NYSE listing standards) or outside (in the meaning given by the Code) directors on their boards of directors. Consistent with most Japanese companies, but unlike NYSE Corporate Governance, the Company's non-management directors do not hold regularly scheduled sessions without management. Moreover, the Code does not require, and accordingly the Company does not have, an internal corporate body or committee comprised of only independent or outside directors.

2. Committees

Under the Code, the Company has elected to structure its corporate governance system as a company with a board of corporate auditors, which has a statutory duty to monitor, review and report on the administration of the affairs as well as accounts of the Company. The Company, consistent with other Japanese companies with boards of corporate auditors, but unlike NYSE Corporate Governance, does not have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.

Pursuant to the Code, the Company's board of directors nominates and submits a proposal for election of directors for shareholder approval. The shareholders elect directors by a simple majority of votes at the Company's general meeting of shareholders. The Code requires that the total amount of remuneration to be paid to all directors and the total amount of remuneration to be paid to all corporate auditors must be determined by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the Articles of Incorporation. The distribution of remuneration among directors is broadly delegated to the board of directors and the distribution of remuneration among corporate auditors is determined by consultation among the corporate auditors.

3. Audit Committee

The Company plans to avail itself of paragraph (c) (3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934 as amended, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

Consistent with the requirements of the Code, the Company elects its corporate auditors by a resolution at a general meeting of shareholders. The Company currently has five (5) corporate auditors, which exceeds the minimum of three (3) corporate auditors required by the Code.

Unlike NYSE Corporate Governance, the Code, among others, does not require corporate auditors to have expertise in accounting or other special knowledge and experience. Under the Code, the board of corporate auditors may determine the auditing policies, method of investigating the conditions of the business and the assets of a company, and may resolve other matters concerning the execution of the corporate auditor's duties, prepare corporate auditors' reports and give consent to proposals of the nomination of corporate auditors and accounting auditors. Corporate auditors may not at the same time be directors, executive officers, managers or employees of the Company or any of its subsidiaries.

Unlike NYSE Corporate Governance, the Special Exception Law currently requires that at least one of the corporate auditors of a company must be a person who has not been a director, executive officer, manager or employee of the company or any of its subsidiaries during the five-year period prior to such corporate auditor's election. However, after the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on and after May 1, 2005, at least half of the corporate auditors must be persons who have not been directors, executive officers, managers or employees of the company or any of its subsidiaries at any time prior to such corporate auditors' election. The Company already has, out of a total of five (5) corporate auditors, three (3) "outside auditors" who satisfy such new requirements.

4. Corporate Governance Guidelines

Unlike NYSE Corporate Governance, under Japanese laws and regulations, including the Code and the Securities and Exchange Law and stock exchange rules, the Company is not required to adopt or disclose corporate governance guidelines. However, the Company is required to disclose policies and the present status of its corporate governance in its annual securities report and certain other disclosure documents in accordance with the Securities and Exchange Law of Japan and regulations thereunder, and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics

Unlike NYSE Corporate Governance, under Japanese laws and regulations, including the Code and the Securities and Exchange Law and stock exchange rules, the Company is not required to adopt or disclose a code of business conduct and ethics for directors, officers and employees. However, the Company maintains a "Pioneer Group Code of Conduct" which the Company believes is consistent with the code of ethics described under Section 406 of the U.S. Sarbanes-Oxley Act of 2002.

6. Shareholder Approval of Equity-Compensation Plans

Unlike NYSE Corporate Governance, in which material revisions to equity-compensation plans of the listed companies are subject to shareholder approval, pursuant to the Code, if the Company desires to adopt an equity-compensation plan in which stock acquisition rights are granted on specially favorable terms to the plan's recipients, then the Company must obtain shareholder approval by a "special resolution" of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

General Information on Shares

Shares of Common Stock
(Tokyo Stock Exchange since 1961, Osaka Securities Exchange since 1968)

Transfer Agent
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-0005, Japan

Its Liaison Offices in Japan
All offices in Japan of UFJ Trust Bank Limited,
and The Nomura Securities Co., Ltd.

Curaçao Depositary Receipts
(Euronext Amsterdam since 1969)

Depositary
Caribbean Depositary Company N.V.
Berg Arrarat 1, Willemstad, Curaçao,
Netherlands Antilles

Paying Agent and Agent of Depositary
Fortis Bank (Nederland) N.V.
Rokin 55, Postbus 243, 1000 AE Amsterdam,
The Netherlands

Custodian
The Bank of Tokyo-Mitsubishi, Ltd.
3-2, Nihombashi Hongoku-cho 1-chome, Chuo-ku,
Tokyo 103-0021, Japan

American Depositary Receipts
(New York Stock Exchange since 1976; symbol is PIO)

PIO LISTED NYSE.

Depositary and Registrar
Citibank, N.A., Depositary Receipt Services
388 Greenwich Street, 14th Floor
New York, New York 10013, U.S.A.

Shareholder Services Contact
Citibank, N.A., Shareholder Services
P.O. Box 43077
Providence, Rhode Island 02940-3077, U.S.A.
Phone: +1-877-248-4237 (toll-free)
Fax: +1-201-324-3284
E-mail: citibank@shareholders-online.com
Website: http://www.citigroup.com/adr

Custodian
The Bank of Tokyo-Mitsubishi, Ltd.
3-2, Nihombashi Hongoku-cho 1-chome, Chuo-ku,
Tokyo 103-0021, Japan

Pioneer Corporation has introduced Citibank's "International Direct Investment Program" and BUYandHOLD's "Online Stock Purchase Service" for existing holders and first-time purchasers of American Depositary Shares (ADSs).

To obtain further information about these services, please access "How to Buy ADRs" at Pioneer's website: http://www.pioneer.co.jp/ir-e

Distribution of Share-ownership *(As of March 31, 2005)*

	Number of shareholders	Number of shares held (thousand)	Percentage of shareholdings to total issued shares (%)
Japanese financial institutions	131	66,278	36.81
Japanese securities companies	68	3,180	1.77
Other Japanese business corporations	369	4,710	2.61
Foreign corporations and individuals	425	66,368	36.86
Japanese individuals and others	42,624	39,525	21.95
Total	43,617	180,063	100.00

Notes:
1. All numbers of shares less than one thousand are disregarded.
2. Japanese individuals and others include 5,635 thousand shares (3.12%) as treasury stock held by the Company.

For further information, please contact:

Pioneer Corporation
4-1, Meguro 1-chome, Meguro-ku,
Tokyo 153-8654, Japan

Shareholder Relations Group
Phone: +81-3-3495-4926
Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp

Investor Relations Department
Phone: +81-3-3495-6774
Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp

Pioneer North America, Inc.
Legal and Shareholder Relations Department
2265 East 220th Street,
Long Beach, California 90810, U.S.A.
Phone: +1-310-952-2210
Fax: +1-310-952-2199

Investor Relations
Ten Bank Street, Suite 1060,
White Plains, New York 10606, U.S.A.
Phone: +1-914-259-0006 Ext: 333
Fax: +1-914-259-0010
E-mail: investor_relations@pioneer-usa.com

Pioneer Europe NV
Corporate Planning Division
Haven 1087, Keetberglaan 1,
9120 Melsele, Belgium
Phone: +32-3-570-05-11
Fax: +32-3-570-08-86

Investor Relations
Pioneer House, Hollybush Hill,
Stoke Poges, Slough SL2 4QP, U.K.
Phone: +44-(0)1753-789889
Fax: +44-(0)1753-789880
E-mail: investor_relations@mmd.pioneer.be

Note: Form 20-F annual report filed with the United States Securities and Exchange Commission and other financial information are available at: http://www.pioneer.co.jp/ir-e

Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this report with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

http://www.pioneer.co.jp

PIONEER CORPORATION

Printed in Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date: June 29, 2005

By ______________________
Kaneo Ito
President and Representative Director